82-1072

Television Broadcasts Limited

電視廣播有限公司

To	:	The U.S. Securities & Exchange Commission
Cc	:	Ms Kammy Yuen The Bank of New York, Hong Kong Ms Kathy Jiang The Bank of New York, New York, USA
From	:	Vivien Liu Assistant Company Secretary Television Broadcasts Limited
Telephone No.	:	852-2335-7500 (Direct Line)
Fax No.	:	852-2358-1337
Date	:	1st September 2005

Please find enclosed is the copy of our announcement published in the Hong Kong Standard dated 1st September 2005 for your kind record.

Thank you.

dlw 9/14

ings per share *(Expressed in Renminbi Yuan)*

3asic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2005 is based on the profit attributable to ordinary shareholders of RMB66,595,215 (2004 (restated): RMB43,454,120) and the weighted average number of ordinary shares of 543,242,833 (2004: 543,240,000, after adjusting for the share split effected in November 2004 (note 11)) during the period.

Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2005 is based on the profit attributable to ordinary shareholders of RMB66,595,215 (2004 (restated): RMB43,454,120) and the weighted average number of ordinary shares of 549,115,773 (2004 (restated): 545,084,816 , after adjusting for the share split effected in November 2004 (note 11)).

Reconciliation

	Six months ended 30 June 2005	2004
	Number of shares	Number of shares (restated)
Weighted average number of ordinary shares used in calculating basic earnings per share	543,242,833	543,240,000
Deemed issue of ordinary shares for no consideration	5,872,940	1,844,816
Weighted average number of ordinary shares used in calculating diluted earnings per share	549,115,773	545,084,816

erty, plant and equipment *(Expressed in Renminbi Yuan)*

	2005	2004 (Audited)
t		
nce at 1 January	136,968,487	104,883,220
uisitions for the period/year	32,249,041	42,027,215
osals for the period/year	(2,447,075)	(9,941,948)
nce at 30 June/31 December	166,770,453	136,968,487
reciation:		
nce at 1 January	46,208,640	35,184,448
reciation charge for the period/year	13,211,345	19,980,108
osals for the period/year	(2,447,075)	(8,955,916)
nce at 30 June/31 December	56,972,910	46,208,640
book value:		
0 June/31 December	109,797,543	90,759,847

ntories *(Expressed in Renminbi Yuan)*

ntories represent:

	30 June 2005	31 December 2004 (Audited)
materials	58,319,505	52,183,338
k in progress	20,871,226	14,771,610
shed goods	144,380,312	143,463,513
ds in transit	323,148	2,531,073
	223,894,191	212,949,534
ntories stated at net realisable value	72,701,531	70,671,151

cost of inventories recognised as expense in the income statement can be ified as follows:

	Six months ended 30 June 2005	2004 (restated)
t of sales	134,117,145	106,112,964
ck provision	14,272,201	11,976,765
	148,389,346	118,089,729

le and other receivables, deposits and prepayments *(Expressed in Renminbi*

	30 June 2005	31 December 2004 (Audited)
ounts receivable (note (i) below)	67,647,963	89,898,515
s receivable	2,115,822	7,896,468
ount due from a related company	898,038	1,922,238
ances to suppliers	11,908,547	9,368,417
er receivables, posits and prepayments	31,174,930	21,318,828
	113,745,300	130,404,466

An ageing analysis of accounts receivable (net of provisions for bad and ubtful debts) is as follows:

	30 June 2005	31 December 2004 (Audited)
Invoice date:		
Within 1 month	52,132,699	77,929,060
Over 1 month but less than 3 months	13,665,230	11,439,416
Over 3 months but less than 6 months	748,063	435,089
Over 6 months but less than 12 months	1,101,971	94,950
	67,647,963	89,898,515

Customers are normally granted credit terms of 0 to 60 days, depending on the credit worthiness of individual customers.

10. Trade payables, other payables and accruals *(Expressed in Renminbi Yuan)*

	30 June 2005	31 December 2004 (Audited)
Bills payable	1,479,523	405,052
Accounts payable (note (i) below)	41,245,080	60,637,010
Other creditors and accruals	63,833,249	74,920,914
	106,557,852	135,962,976

(i) An ageing analysis of accounts payable is as follows:

	30 June 2005	31 December 2004 (Audited)
Within 1 month or on demand	21,576,982	32,888,958
Over 1 month but less than 3 months	14,559,438	19,206,908
Over 3 months but less than 6 months	4,523,143	7,864,089
Over 6 months but less than 12 months	585,517	677,055
	41,245,080	60,637,010

11. Share capital

	30 June 2005		31 December 2004	
	Number of shares	Amount HK$	Number of shares	Amount HK$ (Audited)
Authorised:				
Ordinary shares of HK$0.0025 each	3,600,000,000	9,000,000	3,600,000,000	9,000,000
	3,600,000,000	9,000,000	3,600,000,000	9,000,000
Issued and fully paid:				
At 1 January	543,240,000	1,358,100	135,810,000	1,358,100
Shares sub-division	-	-	407,430,000	-
Shares issued under share option scheme	19,856	50	-	-
At 30 June/31 December	543,259,856	1,358,150	543,240,000	1,358,100
		RMB equivalent		*RMB equivalent*
		1,442,237		1,442,185

Pursuant to an ordinary resolution passed at a special general meeting held on 15 November 2004, the Company subdivided every issued and unissued ordinary share of HK$0.01 each in the capital of the Company into four ordinary shares of HK$0.0025 each in the Company.

The Company adopted a share option scheme pursuant to the resolutions of the shareholders of the Company passed on 14 October 2003. On 3 November 2003, under the terms of the share option scheme, the Company granted 3,500,000 share options to certain employees and directors to subscribe for 3,500,000 ordinary shares at a price of HK$ 10.50 per share. The options vest as to one-third on each of the first, second and third anniversary dates of the offer and are exercisable for a period commencing 3 November 2003 to 2 November 2013. As a result of the shares subdivision effected in November 2004, the share options were adjusted to enable employees and directors to subscribe for 14,000,000 ordinary shares at a price of HK$2.625 per share.

As at 30 June 2005, the outstanding options were as follows:

Date of options granted	Exercise price per share	Period during which options exercisable	Number of shares involved in the options outstanding at 30 June 2005
3 November 2003	HK$ 2.625	3 November 2003 to 2 November 2013	13,888,001

No option had been granted to the directors of the Company and employees of the Group during the six months ended 30 June 2005 (2004: nil). Share options involving a total number of 32,943 ordinary shares (2004: nil) previously granted to certain employees of the Company were cancelled during the period.

During the six month ended 30 June 2005, the employees of the Group exercised options relating to the one-third fraction which vested on 3 November 2004 to subscribe for 19,856 ordinary shares (2004: nil) of the Company. None of the directors of the Company exercised options during the period (2004: nil).

Details of share options exercised during the six months ended 30 June 2005 are as follows:

Grant date	Exercise price	Weighted average closing price per share of the share options exercised	Proceeds received	Number of shares involved in the options
3 November 2003	HK$ 2.625	HK$ 5.36	HK$ 52,122	19,856

12. United States Dollar amounts

The U.S. dollars figures shown in the consolidated income statement and the consolidated balance sheet are for information only. The consolidated income statement for the six months ended 30 June 2005 and the consolidated balance sheet as at 30 June 2005 are translated from Renminbi Yuan at RMB8.2765=US$1.00, the rate ruling at 30 June 2005. The consolidated income statement for the six months ended 30 June 2004 and the consolidated balance sheet as at 31 December 2004 are translated from Renminbi Yuan at RMB8.2766= US$1.00 and RMB8.2765=US$1.00, the rates ruling at 30 June 2004 and 31 December 2004, respectively. These translations should not be construed as representations that the Renminbi amounts could actually be converted into U.S. dollars at such rates or at all.

13. Subsequent event

On 21 July 2005, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. Particularly, the exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the time of 19:00 hour on 21 July 2005.

At 30 June 2005, the Group has the following significant cash and cash equivalents which are denominated in foreign currencies.

	At 30 June 2005 Original currency Dr/(Cr)
Cash at bank	
- Euro	3,683,185
- Hong Kong dollars	3,275,652
- United States dollars	18,220,050

INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Directors, on 31 August 2005, declared an interim dividend of RMB0.075 per share for the six months ended 30 June 2005, totaling RMB40.74 million (US$4.92 million) to be payable on 5 October 2005 (2004: 30 September 2004) to shareholders registered as at 30 September 2005 (2004: 27 September 2004) .

The register of members of the Company will be closed from 27 September 2005 to 30 September 2005, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the above dividend, all transfer of shares accompanied by the requisite share certificates must be lodged for registration with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on 26 September 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

PORTS continued its strong growth momentum in the first half of 2005. The retail segment, which operates the PORTS and the Bayerische Motoren Werke AG ("BMW") branded line of merchandise ("BMW Lifestyle") stores in China and in Hong Kong, achieved record first half sales and net profit for the Group. Turnover for the Company increased from RMB291.6 million (US$35.2 million) for the six months ended 30 June 2004 to RMB383.2 million (US$46.3 million) for the six months ended 30 June 2005, an increase of 31.41%. Profit from ordinary activities before taxation increased from RMB50.5 million (US$6.1 million) for the six months ended 30 June 2004 to RMB68.6 million (US$8.3 million) for the six months ended 30 June 2005, an increase of 35.84%, while profit attributable to shareholders increased from RMB43.5 million (US$5.3 million) to RMB66.6 million (US$8.0 million), an increase of 53.10%. The Company's balance sheet remained strong, and the Company was in a net cash position as at 30 June 2005. A decrease in the valuation of the Euro against the RMB negatively impacted cash reserves, and after investment into production and distribution facilities, cash plus cash equivalents and time deposits reduced from RMB375.1 million (US$45.3 million) as at 31 December 2004 to RMB346.9million (US$41.9 million) as at 30 June 2005. This reduction was also caused by the final dividend payment of RMB47.5 million (US$5.74 million) for year 2004, which was paid during the first half of year 2005. In short, the Company continued to build on its strong financial position in the first half of 2005.

A LOOK FORWARD TO SECOND HALF OF 2005

The Company is cautiously optimistic about its business prospects for the second half of 2005. The positive trend in the retail business in the first half of 2005 continued into July and August 2005. The PORTS brand also appears to be gaining positive acceptance with Hong Kong consumers, as sales in existing stores in the first half of 2005 for the Company's PORTS retail locations in Hong Kong increased significantly over the same period last year. The Company's expansion of its production and distribution facilities will be completed in the second half of 2005, slowing the current rate of capital expenditure and enabling the Company to meet the increasing demand for PORTS and BMW Lifestyle apparel in the years to come. Given the Company's strong cash flow, the Board of Directors has decided to increase the declared dividend payout ratio from not less than 40% of profit attributable to shareholders, as stated in the Company's prospectus dated 21 October 2003, to approximately 60% of profit attributable to shareholders beginning in the first half of 2005.

The BMW Lifestyle retail business in China has continued its remarkable growth in the first half of 2005 and is now contributing to the Company's earnings. The Company renewed the 3-year exclusive license to manufacture and market BMW Lifestyle apparel products in the PRC with BMW AG at the start of 2005, and is currently in discussions with BMW AG regarding the expansion of additional product categories under the existing licensing agreement, a testament to the Company's knowledge of the retail industry in China and quality of execution. The Company expects the BMW Lifestyle business to continue its strong growth as BMW Lifestyle products continue to increase their penetration into the BMW global dealer network and new BMW Lifestyle stand-alone stores opening worldwide. However, the export of BMW Lifestyle apparel may be disrupted in the second half of 2005 due to uncertainties surrounding the introduction of safeguard quotas by the U.S. and European Governments. In any event, given the increasing acceptance of BMW Lifestyle products by PRC consumers, management feels comfortable accelerating the opening of new BMW Lifestyle stores in the Chinese market.

OVERALL PERFORMANCE

Turnover

Turnover for the six months ended 30 June 2005 was RMB383.2 million (US$46.3 million) compared to RMB291.6 million (US$35.2 million) for the same period in 2004, representing an increase of 31.41%. Turnover comprises of three different segments: Retail, OEM and Other.

Retail Turnover

Retail turnover for the first half of 2005 was RMB284.0 million (US$34.3 million) compared to RMB222.5 million (US$26.9 million) for the same period in 2004, representing an increase of 27.64%. This increase was driven by increases in sales in existing stores, increases in unit volume sold as well as increases in selling price. The increase in unit volume sold reflects, in part, an increase in the number of the Company's retail outlets from 299 at the beginning of 2005 to 314 as at 30 June 2005. The increase in selling price reflects, in part, the strength of the PORTS brand in the Chinese market as a result of the Company's marketing activities and a greater knowledge and understanding of consumer preferences in the Chinese market.

The Company was pleased that the increase in the selling price of its products was greater than the rate of inflation in the PRC for the first half of 2005. The increases in sales in the months of January, February, and March were strong, compared with the same months last year. These sales increases however, were negatively impacted in April and May by the increase in export orders of BMW Lifestyle apparel placed with the production facility. The production of PORTS branded apparel was reduced to accommodate the BMW Lifestyle garments, which negatively impacted the PORTS retail sales in existing stores. With the new production capacity becoming available later in 2005, and based on current growth rates, management feels that demand will be easily satisfied for both the PORTS and BMW apparel manufacturing in the years to come. As a result of the above, turnover for the retail segment declined in its importance to the Group in terms of overall turnover, declining from 76.32% in the first half of 2004 to 74.09% in the first half of 2005.

OEM Turnover

Turnover from the OEM segment increased 17.07% from RMB62.1 million (US$7.5 million) in the first half of 2004 to RMB72.7 million (US$8.8 million) in the first half of 2005. This increase was due to management's effort to better source and service its OEM customers. As a percentage of total turnover, OEM turnover declined from 21.30% in the first half of 2004 to 18.97% in the first half of 2005.

Other Turnover

Other turnover was RMB26.6 million (US$3.2 million) in the first half of 2005 compared to RMB6.9 million (US$0.8 million) in the first half of 2004, representing an increase of 285.51%. Other turnover comprised mainly of the export of BMW Lifestyle apparel to the global BMW dealer network as well as to BMW Lifestyle boutiques outside China. It also included wholesales to corporate customers and sales to retailers in smaller cities in China. The export of BMW Lifestyle products increased sharply during the first 6 months of 2005, far exceeding management's expectations. The increase in demand placed a strain on the Company's manufacturing facility, and was balanced by temporarily scaling back the production of PORTS branded merchandise. As a percentage of total turnover, the contribution from this segment continues to increase, from 2.38% in the first half of 2004 to 6.94% in the first half of 2005. The Board of Directors is, however, cautious that such strong growth in the BMW Lifestyle export market may not be sustainable in the near future due to limiting factors including the introduction of safeguard quotas by the U.S. and European Governments on garments exported from the PRC, which may negatively affect the export of BMW Lifestyle apparel to those countries in the short term.

Cost of sales

Cost of sales in the first half of 2005 was RMB134.1 million (US$16.2 million) compared to RMB106.1 million (US$12.8 million) in the first half of 2004, representing an increase of 26.39%. This increase in cost of sales was generally in-line with the increase in turnover, but particularly due to the increase in BMW Lifestyle exports, which have a lower gross profit margin than the PORTS or BMW Lifestyle retail goods. The retail segment has a significantly higher gross profit margin than OEM and other segments.

Gross profit

As a result of the factors discussed above, the Company's gross profit increased 34.29% from RMB185.4 million (US$22.4 million) in the first half of 2004 to RMB249.0 million (US$30.1 million) in the first half of 2005, and the Company's gross profit margin increased from 63.60% in the first half of 2004 to 65.00% in the first half of 2005. The increase in gross profit margin was driven, in part, by the improvement in the gross profit margin in the retail segment. The decision of the Company's management to raise the average unit retail selling price at the start of the 2005 Spring/Summer season was the primary reason for the improvement.

Gross margin profitability varied significantly between retail, OEM and other turnover reflecting the different business dynamics faced by each segment.

Retail Gross Profit

Retail gross profit increased 28.06%, from RMB173.6 million (US$21.0 million) in the first half of 2004 to RMB221.8 million (US$26.8 million) in the first half of 2005, while gross margin increased from 77.84% to 78.13% over the same period.

Of the Company's gross profit, retail contributed 89.07% of the total in the first half of 2005, compared to 93.40% in the first half of 2004, reflecting the impact of the increase in the contribution from the BMW Lifestyle export business to the overall business of the Company.

OEM Gross Profit

Gross profit from the OEM segment was RMB12.8 million (US$1.6 million) in the first half of 2005, compared to RMB9.6 million (US$1.2 million) in the first half of 2004, representing an increase of 33.33%. As a result, gross margin increased from 15.44% in the first half of 2004 to 17.62% in the first half of 2005. The increase in gross margin was driven mainly by improved sourcing and efficiency within the OEM segment, and the introduction of minimum gross margin requirements for new orders.

Gross Profit of Other Turnover

Gross profit from other turnover quadrupled from RMB 2.6 million (US$ 0.3 million) in the first half of 2004 to RMB 14.4 million (US$ 1.7 million) in the first half of 2005. Gross margin also improved, increasing from 38.12% in the first half of 2004 to 54.20% in the first half of 2005. This increase in gross margin reflects the increase in exports of BMW Lifestyle apparel products to BMW dealers and BMW Lifestyle boutiques worldwide. The management team feels that the strong global demand for BMW Lifestyle apparel products offers a significant growth opportunity and has, therefore, decided to focus its attention on the development of this business in the coming years. However, in the near term, uncertainties regarding the introduction of safeguard quotas on garments exported from the PRC may temporarily disrupt the normal operation of this business segment.

Other operating income

Other operating income increased 113.63% from RMB2.2 million (US$0.3 million) in the first half of 2004 to RMB4.7 million (US$0.6 million) in the first half of 2005. Other operating income consists mainly of income from store design and decoration services provided to third parties, including department stores that contain new PORTS INTERNATIONAL concessions. The increase was mainly attributable to higher design and decoration income, which increased from RMB0.4 million (US$0.05 million) in the first half of 2004, to RMB2.1 million (US$0.3 million) in the first half of 2005, representing an increase of 425.00%. This increase in income was mainly due to an increased number of concessionaires using the Company's renovation services.

Profit from operations

As a result of the factors discussed above, the Company's profit from operations increased by 42.63% from RMB49.5 million (US$6.0 million) in the first half of 2004 to RMB70.6 million (US$8.5 million) in the first half of 2005. The Company's operating margin (profit from operations expressed as a percentage of turnover) increased from 16.98% to 18.41% over the same period. The increase in profitability is largely due to improved economies of scale derived from the growth in sales in the retail segment and exports of BMW Lifestyle apparel.

Operating Expenses

Operating expenses increased to RMB183.2 million (US$22.1 million) in the first half of 2005 from RMB138.1 million (US$16.7 million) for the same period last year, an increase of 32.66%. Operating expenses consisted of distribution expenses, administrative expenses and other operating expenses. The changes in various components are summarized in the following paragraphs.

Distribution expenses

Distribution expenses increased 34.44% from RMB111.8 million (US$13.5 million) in the first half of 2004 to RMB150.3 million (US$18.2 million) in the first half of 2005. This increase was principally due to increases in rent and salaries and benefits. Rent expense for retail outlets increased 30.74% from RMB56.6 million (US$6.8 million) in the first half of 2004 to RMB74.0 million (US$8.9 million) in the first half of 2005. This increase was mainly due to an increase in the number of retail outlets and the increase in sales commissions, as the occupancy cost of a concession store is charged at a percentage of the monthly sales made through that concession. Salaries and benefit expenses increased 26.36% from RMB22.0 million (US$2.7 million) in the first half of 2004 to RMB27.8 million (US$3.4 million) in the first half of 2005. This increase reflects the increase in investments made by the Company in human capital, specifically in design talent and the corresponding support staff.

Other components of distribution expenses also experienced increases. Depreciation expenses increased 50.85% from RMB5.9 million (US$0.7 million) in the first half of 2004 to RMB8.9 million (US$1.1 million) in the first half of 2004, driven principally by a higher capital expenditure relating to the expansion of the Company's production and distribution facilities, and the introduction of flagship retail stores. Transportation costs increased 267.65% from RMB3.4 million (US$0.4 million) in the first half of 2004 to RMB9.1 million (US$1.1 million) in the first half of 2005, due mainly to an increase in fuel costs and increased shipping charges for exports of the BMW Lifestyle apparel. Store and mall expenses also increased 50.00% from RMB5.6 million (US$0.7 million) in the first half of 2004 to RMB8.4 million (US$1.0 million) in the first half of 2005, due mainly to renovations to upgrade existing mall locations. Advertising costs remained consistent with historical levels at 4.40% of retail turnover.

Administrative expenses

Administrative expenses increased 34.34% from RMB13.7 million (US$1.7 million) in the first half of 2004 to RMB18.4 million (US$2.2 million) in the first half of 2005. This was due mainly to an increase in administrative salaries and benefits, the largest category of administrative expense, which increased by 47.09% to RMB7.2 million (US$0.9 million) in the first half of 2005, as a result of salary increases, and an increase in the number of middle management personnel to support the continued expansion of the Company's operations. Other administrative expenses, such as travel and general office expenses, increased by 45.59% reflecting the increased administrative functions. For instance, increased travel in support of the BMW Lifestyle initiative and investor relations activities.

Other operating expenses

Other operating expenses increased 15.21% from RMB12.7 million (US$1.5 million) in the first half of 2004 to RMB14.6 million (US$1.8 million) in the first half of 2005.

Income Tax

The Company's effective income tax rate decreased from 14.03% of profit before tax in the first half of 2004 to 2.88% of profit before tax in the first half of 2005.This decrease is the result of a tax refund of RMB7.0 million (US$0.8 million) during the first half of 2005.

Profit attributable to shareholders

The Company's profit attributable to shareholders increased 53.10% from RMB43.5 million (US$5.3 million) in the first half of 2004 to RMB 66.6 million (US$8.0 million) in the first half of 2005. The Company's net profit margin increased from 14.90% in the first half of 2004 to 17.38% in the first half of 2005.

Financial Position, Liquidity and Gearing Ratio

The Group continues to be in a very strong financial position, with significant cash and cash equivalents and no bank borrowings. As at 30 June 2005, the Group had approximately RMB346.9 million (US$41.9 million) in cash and cash equivalents and time deposits with major banks compared with RMB375.1 million (US$45.3 million) as at 31 December 2004. The Group also had access to significant bank loans and overdraft facilities, although these were not utilized. The Group currently has no outstanding bank borrowings. As at 30 June 2005, the Group's gearing ratio was zero, based on no bank debt outstanding and total assets of approximately RMB809.3 million (US$97.8 million). The Group's gearing ratio was zero as at 31 December 2004. As at 30 June 2005, the current ratio was 6.13, based on current assets of RMB684.5 million (US$82.7 million) and current liabilities of RMB111.7 million (US$13.5 million).

Acquisitions & Disposals of Subsidiaries & Associated Companies

The Group did not engage in any material acquisitions or disposals of any subsidiaries or associated companies in the six months ended 30 June 2005.

Currency Risk Management

The Group's cash balances, from normal business operations and the proceeds from the company's initial public offering in 2003 ("IPO"), are mainly deposited in Hong Kong dollars ("HK$"), United States dollars ("US$"), the European Union common currency ("Euro"), and RMB with major international banks in Hong Kong and China.

The Group does not engage in any currency hedging, but considers its risk expo currency fluctuations to be acceptable. The Group's cost base is mainly denomir RMB with some Euro exposure from raw materials purchased in Europe. Exposi fluctuations in the Euro are increasing however, as increased revenue from exports Lifestyle apparel to BMW AG in Germany results in increased cash in Euro. The in BMW Lifestyle exports and the depreciation of the Euro against the RMB dun first 6 months of 2005 resulted in an exchange loss of RMB4.9 million. Revenue operations is denominated mainly in RMB with some Euro and US$ exposure. In t the Company plans to increase the RMB component of cash holdings, thus mini the exposure to foreign currency fluctuations.

Capital Commitments & Contingent Liabilities

As at 30 June 2005, the Group had capital commitments of RMB12.3 million (US million) which had been contracted for, and capital commitments of RMB73.0 millior million), which had been authorized but not contracted for. The Group had no co liabilities as at 30 June 2005.

Capital Structure of the Group

The Group requires working capital to support manufacturing, Retail, OEM and (operations. In the past, the Group financed its working capital needs principally t net cash inflows from operating activities and from short-term interest-bearing lo IPO of the Company's shares on 31 October 2003 has provided an additional sc working capital. As at 30 June 2005, the Group had cash and cash equivalents a deposits of RMB346.9 million (US$41.9 million), denominated principally in HK$ Euro, and RMB, a decrease of 8.13% from 31 December 2004. Net cash inflows operating activities increased 26.80% to RMB49.2 million (US$5.9 million) in the of 2005, as compared to RMB38.8 million (US$4.7 million) for the same period ir The Group currently has no outstanding interest-bearing debt obligations.

Charges on Assets

As at 30 June 2005, the Group had not charged any of its assets.

Human Resources

As at 30 June 2005, the Group had approximately 4,000 employees. Total persc expenses, comprising wages, salaries and benefits, was RMB61.6 million (US$7 in the first half of 2005, compared to RMB45.3 million (US$5.5 million) for the sar in 2004.

Post-Balance Sheet Date Developments

After the balance sheet date, the directors declared an interim dividend of RMB(share, totaling RMB40.74 million (US$4.9 million) on 31 August 2005, payable to sha of record on 30 September 2005.

Significant Events

There were no significant events in the first half of 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SEC

During the six months ended 30 June 2005, the Company had not redeemed, ar the Company nor any of its subsidiaries had purchased or sold, any of the Com listed securities.

AUDIT COMMITTEE

The Audit Committee, which comprises three independent non-executive directors Cone, Valarie Fong, and Lara Lai, has reviewed the interim financial report of the (and the auditors' independent review report for the six months ended 30 June and submitted its views to the Board of Directors. The Audit Committee has a endorsed the accounting treatment adopted by the Company.

The interim financial report for the six months ended 30 June 2005 is unau has been reviewed in accordance with Statement of Auditing Stand "Engagements to review interim financial reports," issued by the Hong Kon of Accountants, by KPMG, whose unmodified review report is included in th report to be sent to shareholders.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Pra set out in Appendix 14 of the Rules Governing the Listing of Securities of I Exchange of Hong Kong Limited ("the Listing Rules") throughout the first hal

The Company has adopted the Model Code for securities transactions by Direc Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules Company has made specific inquiry of all directors regarding non-compliance w Model Code for the period ended 30 June 2005, and they have all confirmed th have complied with the required standard set out in the Model Code and its code (regarding directors' security transactions.

ANNOUNCEMENT OF DETAILED RESULTS

This announcement and the interim report will be published on the Stock Excha website and the Company's website: http://www.portsdesign.com.

By Order of (
Irene F.
Company :

Hong Kong, 31 August 2005

*For ident











CEC INTERNATIONAL HOLDINGS LIMITED

CEC國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 0759)

CLARIFICATION ANNOUNCEMENT

The Company wishes to clarify that the colours of Yen (representing Japanese Yen) and SGD (representing Singapore dollars) in the graph of "Purchase, turnover and wages & salaries by settlement currency for the year ended 30th April 2005" as appeared on the inside of the back cover of the Company's 2004/2005 Annual Report were incorrectly interchanged due to clerical error. Yen and SGD should be represented in dark brown and red respectively.

Reference is made to the 2004/2005 Annual Report of CEC International Holdings Limited (the "Company"). The Company would like to clarify that the colours of Yen (representing Japanese Yen) and SGD (representing Singapore dollars) in the graph of "Purchase, turnover and wages & salaries by settlement currency for the year ended 30th April 2005" as appeared on the inside of the back cover of the Company's 2004/2005 Annual Report were incorrectly interchanged due to clerical error. Yen and SGD should be represented in dark brown and red respectively.

An amendment notice will be sent to shareholders of the Company as soon as practicable.

As at the date of this announcement, the board of directors of the Company comprises four Executive Directors, namely Mr. Lam Wai Chun, Ms. Tang Fung Kwan, Ms. Li Hong and Mr. Chua You Sing and three Independent Non-executive Directors, namely Mr. Au Son Yiu, Mr. Lee Wing Kwan, Denis and Dr. Tang Tin Sek.

By Order of the Board
Lam Wai Chun
Chairman

Hong Kong, 31st August, 2005

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASIA STANDARD HOTEL GROUP LIMITED

(泛海酒店集團有限公司)*

(Incorporated in Bermuda with limited liability)
(Stock Code: 292)

CLARIFICATION ANNOUNCEMENT

The Board of Directors (the "Board") of Asia Standard Hotel Group Limited ("the Company") wishes to clarify certain matters reported in a press on 31 August 2005 in relation to, amongst other things, the possible acquisition of four hotels in Hong Kong and Mainland China.

Shareholders and investors should be cautious when dealing in the shares of the Company.

The Board of the Company refers to an article in a press on 31 August 2005 in relation to the possible acquisition of four hotels in Hong Kong and Mainland China. The Company would like to clarify that instead of acquiring four hotels, the Company is now negotiating management contracts together with possible acquisition of some equity stakes, if necessary, in a number of hotels in Hong Kong and Mainland China. Due diligence is currently in progress. At the date of this announcement, no binding agreement in relation to the possible transaction has been entered into.

The Company also intends and is exploring opportunities for possible investment in Macau. However, there are no concrete proposal under discussion.

Shareholders and investors should be cautious when dealing in the shares of the Company.

Save as disclosed above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

By order of the board of directors
Asia Standard Hotel Group Limited
Lim Yin Cheng
Deputy Chairman

Hong Kong, this 31st day of August, 2005.

As at the date of this announcement, the executive directors are Mr. Poon Jing, Mr. Lim Yin Cheng, Mr. Fung Siu To Clement, Mr. Poon Tin Sau Robert and Mr. Wong Shu Pui, the non-executive director is Mr. Liang Shangli and the independent non-executive directors are Mr. Ip Chi Wai, Mr. Leung Wai Keung Richard and Mr. Hung Yat Ming.

* *for identification purpose only*

SOCIAL WELFARE DEPARTMENT
(1st notification in September 2005)

The Director of Social Welfare cordially invites the following person to call the department on 2892 5325 at their earliest convenience:-

1. Lopez Marivic Barte, to discuss the welfare plan of her daughter born on July 10, 2005.

0321565-1-TS024

ENVIRONMENTAL IMPACT ASSESSMENT ORDINANCE (CHAPTER 499)

Application for Permission to Apply Directly for an Environmental Permit Under Section 5(1)(b) and Section 5(11)

An application for permission to apply directly for an environmental permit has been submitted by Drainage Services Department of the Government of the Hong Kong Special Administrative Region for the Yuen Long, Kam Tin, Ngau Tam Mei and Tin Shui Wai Drainage Improvement, Stage 1, Phase 2B – Kam Tin - Secondary Drainage Channels KT14 & KT15 to the Director of Environmental Protection under section 5(1)(b) and section 5(11) of the Environmental Impact Assessment Ordinance.

The project profile prepared by the applicant is now available for inspection from 1 September 2005 to 14 September 2005 at the following locations:

i The EIA Ordinance Register Office, Environmental Protection Department, 27th floor, Southorn Centre, 130 Hennessy Road, Wan Chai, Hong Kong (Opening hours : Monday to Friday 0900 to 1200, 1330 to 1645, Saturday 0900 to 1200);

ii Wan Chai Environmental Resource Centre, 221, Queen's Road East, Wan Chai, Hong Kong (Opening hours : Monday to Saturday 1000 to 1700 except for Wednesday 1000 to 1300 and Sunday 1300 to 1700);

iii Tsuen Wan Environmental Resource Centre, Tak Wah Park, Tak Wah Street, Tsuen Wan, New Territories (Opening hours : Monday to Saturday 1000 to 1300, 1400 to 1800 except for Wednesday 1400 to 1800 only);

iv Fanling Environmental Resource Centre, 2nd floor, Government Accommodations, Grand Regentville, 9, Wo Mun Street, Luen Wo Hui, Fanling, New Territories (Opening hours : Monday to Saturday 1000 to 1700 except for Wednesday 1000 to 1300 and Sunday 1300 to 1700);

v Yuen Long District Office, Yuen Long District Office Building, 269 Castle Peak Road, Yuen Long, New Territories during normal office hours; and

vi 3 days after the date of this advertisement, a part or the whole of the project profile on the EIA Ordinance website: (http://www.epd.gov.hk/eia).

The public may forward written comments on the project profile to the Director of Environmental Protection on environmental issues covered by the Technical Memorandum on EIA Process within 14 days of this advertisement. The Technical Memorandum can be obtained from the EIA Ordinance Register office or the EIA Ordinance website. The comments from the public may be forwarded to the applicant or any relevant parties in the processing of the application. Any written comments should be sent to the following address by post or fax or email:

The EIA Ordinance Register Office,
Environmental Protection Department,
27th floor, Southorn Centre,
130 Hennessy Road,
Wanchai, Hong Kong.

Fax no.: 2147 0894
Email address: eiaocomment@epd.gov.hk

1 September 2005

EARNEST INVESTMENTS HOLDINGS LIMITED

安利時投資控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 339)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Earnest Investments Holdings Limited (the "Company") announces that Mr. Peter Lee Yip Wah ("Mr. Lee") has resigned as the company secretary of the Company with effect from 31 August 2005 and that Ms. Chui Yee Man ("Ms. Chui") has been appointed as the company secretary of the Company on the same day. Ms. Chui is a practicing solicitor in Hong Kong.

The Board would like to welcome Ms. Chui to the Company and thank Mr. Lee for his contributions to the Company in the past.

By Order of the Board
Earnest Investments Holdings Limited
Chan Chak Paul
Chairman

Hong Kong, 31 August 2005

* *For identification purposes only*

As at the date of this announcement, the board of directors of the Company consists of three executive directors, Mr. Chan Chak Paul, Mr. Wang Daming and Mr. Ngai Wah Sang and three independent non-executive directors, Mr. Benny Lui, Mr. Oliver Yeung Kam Lai and Mr. Chan Francis Ping Kuen.

華潤電力控股有限公司

China Resources Power Holdings Company Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 836)

ANNOUNCEMENT OF INTERIM RESULTS FOR 2005

SUMMARY OF OPERATING RESULTS

The Board of Directors of China Resources Power Holdings Company Limited (the "Company") is pleased to announce the unaudited financial results of the Company and its subsidiaries (the "Group" or "We") for the six months ended 30 June 2005.

For the six months ended 30 June 2005, the Group recorded a net profit of HK$816.5 million, representing an increase of HK$239.4 million or 41.5% from a net profit of HK$577.1 million for the six months ended 30 June 2004. Basic earnings per share for the six months ended 30 June 2005 is HK21.44 cents, compared to HK15.15 cents for the six months ended 30 June 2004.

The Board of Directors resolved to declare an interim dividend of HK3.0 cents per share for the six months ended 30 June 2005.

	For the six months ended	
	30 June 2005	**30 June 2004**
Turnover *(HK$'000)*	**2,208,773**	609,076
Net profit attributable to equity holders of the Company *(HK$'000)*	**816,508**	577,064
Basic earnings per share *(HK cents)*	**21.44**	15.15
Interim dividend per share *(HK cents)*	**3.00**	2.50
	As at 30 June 2005	**As at 31 December 2004**
Equity attributable to equity holders of the Company *(HK$'000)*	**10,892,956**	10,158,173
Bank balances, cash and pledged bank deposits *(HK$'000)*	**2,819,497**	3,309,283
Total bank and other borrowings *(HK$'000)*	**10,382,668**	9,059,549
Net debt to shareholders' equity *(%)*	**69.4**	56.6
EBITDA interest coverage *(times)*	**5.0**	6.3

Certain comparative figures, including net profit, earnings per share and equity attributable to equity holders of the Company are restated due to the adoption of a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. Details of the Group's principal accounting policies are set out in the section headed "Principal Accounting Policies" below.

Details of the operating results are set out in the section headed "Operating Results" below.

BUSINESS REVIEW FOR THE FIRST HALF OF 2005

Growth of generation capacity

As at 30 June 2005, we had 14 power plants in commercial operation which gave us an attributable operational generation capacity of 4,663MW. As a comparison, our attributable operational generation capacities of power plants in commercial operation were 1,701MW and 2,949MW, respectively as at 30 June 2004 and 31 December 2004.

Our attributable operational generation capacity increased by 2,962MW or 174.1% from 1,701MW as at 30 June 2004 to 4,663MW as at 30 June 2005, mainly due to:

- commencement of commercial operation of unit 1 and unit 2 of Dengfeng Power Plant in July and September 2004, respectively;
- commencement of commercial operation of unit 1 and unit 2 of *Puqi Power Plant in July and November 2004, respectively;*
- commencement of commercial operation of unit 2 of Xuzhou Phase II in September 2004;
- commencement of commercial operation of unit 1 and unit 2 of Yixing Power Plant in December 2004 and March 2005, respectively;
- acquisition of a 25% equity interest in Hengshui Hengxing Power Generation Company Limited ("Hengfeng Phase II") from our ultimate holding company, China Resources National Corporation in January 2005. Unit 1 and unit 2 of Hengfeng Phase II commenced commercial operation in November 2004 and March 2005, respectively;
- acquisition of a 1.1% equity interest in Resources Shajiao C Investments Limited ("Resources Shajiao C") or a 0.44% effective equity interest in Shajiao C Power Plant in January 2005;
- commencement of commercial operation of unit 1 and unit 2 of Jiaozuo Thermal Power Plant in March and May 2005, respectively;
- commencement of commercial operation of unit 1 and unit 2 of Changshu Power Plant in March and June 2005, respectively; and
- commencement of commercial operation of Tangshan Thermal II Power Plant in May 2005.

As a result of the above, as at 30 June 2005, the geographical location of our operational power plants is as follows:

	Attributable operational capacity	
	(MW)	%
Eastern China	1,926	41.3
Central China	1,323	28.4
Southern China	954	20.4
Northern China	460	9.9
Total	4,663	100.0

Development of new power plants

Our development strategy is to continue to identify suitable development opportunities in our target markets in order to maintain a satisfactory growth of profitability and return on equity in the future. In March 2005, we obtained approval from the PRC Government for construction of Gucheng Power Plant. Gucheng Power Plant comprises two 300 MW coal-fired generation units. The two units are expected to commence commercial operation in the second half of 2006. The Company owns a 65% equity interest in Gucheng Power Plant.

Increase in generation volume

The total gross generation volume of our 14 operating power plants in the first half of 2005 amounted to 23,231,209MWh, representing an increase of 52.8% compared to 15,199,668MWh in the first half of 2004. The total net generation volume of our 14 operating power plants' in the first half of 2005 amounted to 21,848,634MWh, representing an increase of 52.7% compared to 14,311,182MWh in the first half of 2004.

The increase in gross and net generation volume was primarily due to the growth of attributable operational generation capacity from 1,701MW as at 30 June 2004 to 4,663MW as at 30 June 2005. For the five power plants (namely, Shajiao C Power Plant, Wenzhou Telluride Phase II, Hengfeng Power Plant, Xuzhou Power Plant and Liyujiang Phase II) which were in commercial operation for the entire first half of 2004 and 2005, gross generation volume and net generation volume decreased by 10.3% and 10.5%, respectively. This was mainly due to overhaul and maintenance work scheduled in the first half of 2005. In particular, unit 1 and unit 2 of Liyujiang Phase II, unit 3 of Shajiao C Power Plant and unit 2 of Xuzhou Power Plant undertook overhaul in the first half of 2005, while unit 2 of Wenzhou Telluride Phase II undertook maintenance work.

The following tables set out the gross and net generation statistics of the operating power plants for the six months ended 30 June 2004 and 2005, respectively:

Gross Generation Statistics

	For the six months ended		
	30 June 2005	30 June 2004	Increase/ (Decrease)
	MWh	*MWh*	%
Shajiao C Power Plant	**6,251,117**	7,021,752	(11.0)
Wenzhou Telluride Phase II	**2,135,010**	2,435,820	(12.3)
Dengfeng Power Plant	**2,023,554**	N/A	N/A
Hengfeng Power Plant	**1,985,230**	1,818,710	9.2
Xuzhou Phase II	**1,732,450**	85,350	N/A (note)
Changshu Power Plant	**1,716,957**	N/A	N/A
Xuzhou Power Plant	**1,638,841**	1,795,768	(8.7)
Puqi Power Plant	**1,543,518**	N/A	N/A
Hengfeng Phase II	**1,486,890**	N/A	N/A
Liyujiang Phase II	**1,437,250**	1,923,890	(25.3)
Luoyang Power Plant	**387,499**	118,378	N/A (note)
Jiaozuo Thermal Power Plant	**348,653**	N/A	N/A
Yixing Power Plant	**319,575**	N/A	N/A
Tangshan Thermal II Power Plant	**224,665**	N/A	N/A
	23,231,209	15,199,668	52.8

Net Generation Statistics

	For the six months ended		
	30 June 2005	30 June 2004	Increase/ (Decrease)
	MWh	*MWh*	%
Shajiao C Power Plant	**5,836,871**	6,571,414	(11.2)
Wenzhou Telluride Phase II	**2,036,863**	2,327,513	(12.5)
Dengfeng Power Plant	**1,898,016**	N/A	N/A
Hengfeng Power Plant	**1,883,960**	1,720,930	9.5
Xuzhou Phase II	**1,649,060**	81,150	N/A (
Changshu Power Plant	**1,628,250**	N/A	N/A
Xuzhou Power Plant	**1,547,875**	1,701,561	(9.0)
Puqi Power Plant	**1,469,922**	N/A	N/A
Hengfeng Phase II	**1,397,055**	N/A	N/A
Liyujiang Phase II	**1,342,080**	1,804,745	(25.3)
Luoyang Power Plant	**346,688**	103,869	N/A (
Jiaozuo Thermal Power Plant	**318,198**	N/A	N/A
Yixing Power Plant	**289,372**	N/A	N/A
Tangshan Thermal II Power Plant	**204,424**	N/A	N/A
	21,848,634	14,311,182	52.7

Note: Luoyang Power Plant and unit 1 of Xuzhou Phase II commenced commercial operation during the first half of 2004. Comparison of increase in generation volume is not meaningful.

Utilisation hours

The following table sets out utilisation hours of the 14 operating power plants for the six months ended 30 June 2004 and 2005, respectively:

	For the six months ended	
	30 June 2005 *(hours)*	30 June 2004 *(hours)*
Shajiao C Power Plant	**3,157**	3,546
Wenzhou Telluride Phase II	**3,558**	4,060
Dengfeng Power Plant	**3,373**	N/A
Hengfeng Power Plant	**3,309**	3,031
Xuzhou Phase II	**2,887**	142 (
Changshu Power Plant	**1,431** (note)	N/A
Xuzhou Power Plant	**2,731**	N/A
Puqi Power Plant	**2,573**	N/A
Hengfeng Phase II	**2,478** (note)	N/A
Liyujiang Phase II	**2,395**	3,206
Luoyang Power Plant	**3,875**	1,184 (
Jiaozuo Thermal Power Plant	**1,291** (note)	N/A
Yixing Power Plant	**2,663** (note)	N/A
Tangshan Thermal II Power Plant	**1,123** (note)	N/A

Note: power plants commenced commercial operation during the reporting periods.

Tariff adjustment

In April and May 2005, the National Development and Reform Commission and various provincial pricing bureaus officially released a number of notices approving the implementation of the "*Fuel-Tariff Pass-through Mechanism*" in Northern, Eastern, Southern and Central China where our operating power plants are located. The notices allowed coal-fired generators to raise their on-grid tariffs by varying magnitudes with immediate effect.

The increment of tariffs inclusive of value-added tax ("VAT") of our operating power plants ranged from RMB15.7/MWh to RMB31.0/MWh. In addition, tariffs on excess output for our operating power plants were removed, except for Hengfeng Power Plant, Hengfeng Phase II and Wenzhou Telluride Phase II.

The following table sets out revised on-grid tariffs inclusive of VAT, as approved by the PRC government, for our operating power plants:

Power plant	On-grid tariff on planned dispatch *(RMB/MWh)*	Planned utilisation hours *(Hours)*	On-grid tariff on excess dispatch *(RMB/MWh)*	Effective date (2005)
Shajiao C Power Plant	437.9	N/A	N/A	1 May
Wenzhou Telluride Phase II	438.3	5,500	357.3	1 May
Dengfeng Power Plant	336.0	N/A	N/A	15 May
Hengfeng Power Plant	369.0	5,500	250.0	1 May
Xuzhou Phase II	380.7	N/A	N/A	1 May
Changshu Power Plant	386.0	N/A	N/A	1 May
Xuzhou Power Plant	380.7	N/A	N/A	1 May
Puqi Power Plant	451.6	N/A	N/A	1 May
Hengfeng Phase II	339.0	5,500	250.0	1 May
Liyujiang Phase II	430.5	N/A	N/A	1 May
Luoyang Power Plant	321.0	N/A	N/A	15 May
Jiaozuo Thermal Power Plant	336.0	N/A	N/A	15 May
Yixing Power Plant	465.0	N/A	N/A	1 May
Tangshan Thermal II Power Plant	348.3	N/A	N/A	1 May

ntrol of fuel costs

'ing the first half of 2005, coal prices continued to rise in the PRC 'kets. To control fuel costs and fuel supply quality and maximise firability of operating power plants continue to be a major llenge to the management team of the Company as well as rating power plants. We implemented a number of measures, uding forming strategic alliances with major coal suppliers in the C, signing long-term coal supply agreements, maintaining on-ng dialogues with our suppliers and monitoring fulfillment of coal ply contracts, fuel delivery schedules as well as quality of coal ply.

t fuel cost for all of our operating plants increased by 20.2% in first half of 2005 compared to the average unit fuel cost of last r, while unit fuel cost for our consolidated operating power plants 'eased by 21.6% in the first half of 2005 compared to the average t fuel cost of last year. On a weighted average basis, standard coal t increased by 17.8% during the first half of 2005 compared to the rage standard coal cost for 2004.

vironmental compliance

· Company places significant emphasis on environmental tection. All of our projects have fully complied with the PRC 'ironmental Protection Law, the regulations of the State Council ied thereunder and the environmental rules promulgated by the al government. For the six months ended 30 June 2005, ironmental fees paid by the operating power plants ranged from B0.3 million to RMB6.1 million and totaled RMB10.0 million for solidated power plants.

OSPECTS FOR THE SECOND HALF OF 2005

believe the PRC economy will continue to grow at a steady rate he second half of 2005 and demand for electricity will continue to w nationwide. We also expect that in our service areas where our ver plants are located, demand for electricity will continue to be ng in the second half of the year. In addition, coal prices have bilised since the second quarter of 2005.

umber of our power plants are planned to commence commercial ration in the second half of 2005. Other power plants under struction will commence commercial operation in 2006 and 2007. will ensure all these power plants will complete construction on ihead of our target schedules, fully achieve or outperform our cost gets as well as achieve or surpass our requisite quality standards.

addition to the construction of green-field power plants on hand, will continue to identify and develop new projects which fully nply with our development strategies and investment disciplines in target markets.

· operational power plants, we will continue to monitor coal price vement in the PRC market and endeavour to control our unit fuel t.

ERATING RESULTS

: results of operations for the six months ended 30 June 2004 and 15, which have been reviewed by the auditors and the audit nmittee of the Company, are as follows:

ndensed consolidated income statement
· the six months ended 30 June 2004 and 2005

	2005	2004
	HK$'000	*HK$'000*
	(unaudited)	*(unaudited and restated)*
nover	2,208,773	609,076
:rating expenses		
Fuel	(1,282,335)	(274,186)
Repairs and maintenance	(46,025)	(4,387)
Depreciation and amortisation	(216,495)	(53,524)
Others	(209,058)	(127,092)
al operating expenses	(1,753,913)	(459,189)
ier operating income	15,564	9,461
fit from operations	470,424	159,348
ance costs	(138,584)	(43,987)
ire of results of associates	431,932	472,100
ire of result of a jointly controlled ntity	106,727	147,187
ortisation of goodwill of associates	—	(13,206)
:ognition of discount on acquisition f an associate	1,664	—
ease of negative goodwill of ssociates	—	1,853
fit before taxation	872,163	723,295
.ation	(9,188)	(1,155)
fit for the period	862,975	722,140
ributable to:		
Equity holders of the Company	816,508	577,064
Minority interests	46,467	145,076
	862,975	722,140
:rim dividend	114,264	95,200
nings per share		
— basic	21.44 cents	15.15 cents
— diluted	21.29 cents	15.11 cents

Condensed Consolidated Balance Sheet
At 30 June 2005

	30 June 2005	31 December 2004
	HK$'000	*HK$'000*
	(unaudited)	*(audited and restated)*
Non-current assets		
Property, plant and equipment	13,622,941	12,082,687
Interests in associates	3,849,501	3,878,246
Interest in a jointly controlled entity	1,291,836	1,185,109
Deposit paid on acquisition of property, plant and equipment	96,735	—
Goodwill	105,639	105,639
Negative goodwill	—	(52,735)
Long-term strategic investment	6,838	—
Derivative financial instruments	1,450	—
Deferred taxation assets	5,843	7,876
	18,980,783	17,206,822
Current assets		
Inventories	221,061	154,355
Trade receivables, other receivables and prepayments	1,735,882	651,476
Dividend receivable from associates	135,720	82,038
Loan to an associate	21,048	—
Amounts due from associates	186	1,232
Amounts due from fellow subsidiaries	55	133
Amounts due from related companies	22	18
Amount due from immediate holding company	1,309	453
Pledged bank deposits	39,246	62,729
Bank balances and cash	2,780,251	3,246,554
	4,934,780	4,198,988
Current liabilities		
Trade payables, other payables and accruals	1,583,449	1,180,168
Amount due to fellow subsidiaries	852	778
Amounts due to associates	3,297	—
Amount due to minority shareholders of subsidiaries	—	1,240
Borrowings - repayable within one year	1,733,009	2,457,679
	3,320,607	3,639,865
Net current assets	1,614,173	559,123
Total assets less current liabilities	20,594,956	17,765,945
Non-current liabilities		
Loans from minority shareholders of subsidiaries	—	18,786
Borrowings - repayable over one year	8,649,659	6,601,870
Deferred taxation liabilities	10,383	3,228
	8,660,042	6,623,884
	11,934,914	11,142,061
Capital and reserves		
Share capital	3,808,814	3,808,080
Share premium and reserves	7,084,142	6,350,093
Equity attributable to equity holders of the Company	10,892,956	10,158,173
Minority interests	1,041,958	983,888
Total equity	11,934,914	11,142,061

Condensed consolidated cashflow statement
For the six months ended 30 June 2004 and 2005

	2005	2004
	HK$'000	*HK$'000*
	(unaudited)	*(unaudited)*
Net cash from operating activities	102,896	26,929
Net cash used in investing activities		
Dividend received from associates	605,075	229,885
Capital repatriated from associates	—	342,654
Purchase of property, plant and equipment	(1,866,552)	(2,861,594)
Acquisition of interest of an associate	(61,055)	—
Capital contribution for the investment in associates	(96,512)	—
Other investing cash flows	7,854	(83,417)
	(1,411,190)	(2,372,472)
Net cash from financing activities		
New bank and other loans raised	3,096,048	4,021,954
Capital contributed from minority shareholders	11,603	110,511
Repayment of bank loans	(1,772,929)	(1,988,932)
Interest paid	(243,868)	(132,136)
Dividend paid	(232,327)	—
Repayment of loans raised from minority shareholders of subsidiaries	(18,786)	(122,460)
Other financing cash flows	2,055	(35,353)
	841,796	1,853,584
Net decrease in cash and cash equivalents	(466,498)	(491,959)
Cash and cash equivalents at beginning of the period	3,246,554	3,695,900
Effect of foreign exchange rate changes	195	(4,496)
Cash and cash equivalents at end of the period	2,780,251	3,199,445
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	2,780,251	3,199,445

Overview

For the six months ended 30 June 2005, our net profit increased by 41.5% to HK$816.5 million from HK$577.1 million for the same period last year. Our turnover increased by 262.6% from HK$609.1 million for the first half of 2004 to HK$2,208.8 million for the first half of 2005. The improvement in the results of operations was primarily due to the increase in the Group's attributable operational generation capacity.

In the second half of 2004, Dengfeng Power Plant, Puqi Power Plant, unit 2 of Xuzhou Phase II and unit 1 of Yixing Power Plant commenced commercial operation. As at 31 December 2004, our total attributable operational generation capacity reached 2,949MW.

In the fist half of 2005, Jiaozuo Thermal Power Plant, Changshu Power Plant, Tangshan Thermal II Power Plant and unit 2 of Yixing Power Plant commenced commercial operation. In addition, we completed the acquisition of a 25% equity interest in Hengfeng Phase II and a 1.1% equity interest in Resources Shajiao C. As at 30 June 2005, our total attributable operational generation capacity reached 4,663MW.

In addition to Liyujiang Phase II and Luoyang Power Plant, the results for the first half of 2005 also reflected the consolidated results of Puqi Power Plant and Dengfeng Power Plant for the entire six-month period ended 30 June 2005, and the results of Changshu Power Plant, Yixing Power Plant, Jiaozuo Thermal Power Plant and Tangshan Thermal II Power Plant since their commencement of commercial operation. In addition, the results of the first half of 2005 also included our share of results of Xuzhou Phase II for the entire six-month period and Hengfeng Phase II since its commencement of commercial operation.

Basis of preparation of the condensed financial statements

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 Interim Financial Reporting.

Business segments

The Group is principally engaged in a single business segment, i.e., the development, investment and operation of power plants in the PRC.

Geographical segments

Nearly all of the Group's assets and liabilities are located in the PRC and operations for the period were substantially carried out in the PRC. Accordingly, no geographical segment information for the period is presented.

Turnover

Turnover represents the amounts received and receivable for electricity delivered, net of VAT, during the period. Turnover for the six months ended 30 June 2005 amounted to HK$2,208.8 million, representing a 262.6% increase from HK$609.1 million for the six months ended 30 June 2004.

Turnover for the six months ended 30 June 2005 comprised sales revenue of the eight subsidiary power plants, namely Changshu Power Plant, Puqi Power Plant, Dengfeng Power Plant, Liyujiang Phase II, Yixing Power Plant, Luoyang Power Plant, Jiaozuo Thermal Power Plant and Tangshan Thermal II Power Plant. As a comparison, turnover for the six months ended 30 June 2004 represented sales revenue of Liyujiang Phase II and Luoyang Power Plant only.

Operating expenses

Operating expenses amounted to HK$1,753.9 million for the six months ended 30 June 2005, representing a 282.0% increase from HK$459.2 million for the six months ended 30 June 2004. Operating expenses mainly comprise fuel costs, repairs and maintenance, depreciation and amortisation, and other administrative costs such as staff costs, insurance, professional fees and write-off of pre-operating expenses. The significant increase in operating expenses was mainly due to the commencement of commercial operation of six power plants, namely Dengfeng Power Plant, Puqi Power Plant, Yixing Power Plant, Jiaozuo Thermal Power Plant, Changshu Power Plant and Tangshan Thermal II Power Plant ("six power plants") in the second half of 2004 and the first half of 2005, which resulted in various operating expenses being consolidated by the Group.

Fuel costs for the six months ended 30 June 2005 amounted to approximately HK$1,282.3 million, representing an increase of 367.7% from HK$274.2 million for the same period last year. The increase in fuel costs was primarily due to the consolidation of six newly commissioned power plants as stated above as well as increase in coal prices. Fuel costs accounted for approximately 73.1% of the total operating expenses for the first half of 2005, compared to 59.7% for the first half of 2004.

As a result of the adoption of HKFRS 2, expenses in relation to share options granted to Directors of the Company, employees of the Group and other participants included in "Operating expenses — Others" amounted to HK$57.2 million and HK$53.9 million, respectively for the six months ended 30 June 2004 and 2005. Please refer to the section headed "Principal accounting policies".

Profit from operations

Profit from operations amounted to HK$470.4 million for the six months ended 30 June 2005, representing a 195.2% increase from HK$159.3 million for the six months ended 30 June 2004. The increase was mainly due to the commencement of commercial operation of six power plants in the second half of 2004 and the first half of 2005.

Finance costs

Finance costs amounted to HK$138.6 million for the six months ended 30 June 2005, representing a 215.1% increase from HK$44.0 million for the six months ended 30 June 2004. The increase was due to the commencement of commercial operation of six power plants in the second half of 2004 and the first half of 2005. Interest expenses incurred during the construction of the power plants are capitalised and included as part of total construction costs of power plants.

	For the six months ended 30 June 2005	For the six months ended 30 June 2004
	HK$'000	*HK$'000*
Interest on bank and other loans		
— repayable within five years	188,510	101,372
— not repayable within five years	55,358	30,764
	243,868	132,136
Less: Interest capitalised	(105,284)	(88,149)
	138,584	43,987

Share of results of associates

Share of results of associates mainly represented our share of post-tax results of Shajiao C Power Plant, Wenzhou Telluride Phase II, Xuzhou Power Plant, Xuzhou Phase II, Hengfeng Power Plant and Hengfeng Phase II.

Share of results of associates in the first half of 2005 decreased to HK$431.9 million, representing a 8.5% decrease compared to HK$472.1 million in the first half of 2004. The decrease mainly reflected higher coal costs experienced by these power plants and a decrease in net generation volume of Shajiao C Power Plant, Wenzhou Telluride Phase II and Xuzhou Power Plant as a result of overhaul and maintenance work undertaken in the first half of 2005, offset by additional profit contribution from Xuzhou Phase II and Hengfeng Phase II.

For the six months ended 30 June 2005, Shajiao C Power Plant, Wenzhou Telluride Phase II, Xuzhou Power Plant, Xuzhou Phase II, Hengfeng Power Plant and Hengfeng Phase II accounted for approximately 52.4%, 18.6%, 5.1%, 10.7%, 6.8% and 6.4%, respectively of our total share of results of associates.

Share of results of a jointly controlled entity

Share of results of a jointly controlled entity represents our 40% share of post-tax results of BOCGI China Resources Power Co., Ltd., an investment holding company which holds a 25% equity interest in Huaneng International Power Development Corporation.

Share of results of a jointly controlled entity for the first half of 2005 amounted to HK$106.7 million, representing a 27.5% decrease compared to HK$147.2 million in the first half of 2004.

Amortisation of goodwill of associates

There was no amortisation of goodwill of associates for the first half of 2005, compared with an amortisation of goodwill of associates of HK$13.2 million for the first half of 2004. The decrease was mainly due to the adoption of HKFRS 3.

Recognition of discount on acquisition of an associate

Recognition of discount on acquisition of an associate for the first half of 2005 amounted to HK$1.7 million, representing discount on acquisition arising from the acquisition of a 1.1% interest in Resources Shajiao C in January 2005.

Release of negative goodwill of associates

No release of negative goodwill of associates was recognised in the first half of 2005 in accordance with the relevant transitional provisions in HKFRS 3.

Taxation

Taxation charge for the first half of 2005 was HK$9.2 million, compared to HK$1.2 million for the first half of 2004. The increase in taxation charge was mainly due to the increase in deferred taxation attributable to the subsidiaries.

Details of the taxation charge for the six months ended 30 June 2004 and 2005 are set out below:

	For the six months ended	
	30 June 2005	30 June 2004
	HK$'000	*HK$'000*
The charge comprises:		
The Company and its subsidiaries		
— Hong Kong Profits Tax	—	—
— PRC Enterprise Income Tax	—	—
— Deferred taxation	9,188	1,155
	9,188	1,155

No provision for Hong Kong Profits Tax has been made as the Company and its subsidiaries incorporated in Hong Kong had no assessable profits for the period.

PRC Enterprise Income Tax, if any, is provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the PRC.

Pursuant to the relevant laws and regulations in the PRC, the Company's PRC subsidiaries are exempted from PRC Enterprise Income Tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years. No provision for PRC Enterprises Income Tax has been made in the financial statements as all of the PRC subsidiaries were exempted from PRC Enterprises Income Tax during the period.

Profit for the period

Profit for the period has been arrived at after charging:

	For the six months ended	
	30 June 2005	30 June 2004
	HK$'000	*HK$'000*
Amortisation of goodwill of subsidiaries	—	2,934
Depreciation and amortisation of property, plant and equipment	220,012	52,510
Less: depreciation and amortisation of property, plant and equipment capitalised in construction in progress	(3,516)	(1,920)
	216,496	50,590
Share of tax of associates (included in share of results of associates)	57,516	65,091
Share of tax of a jointly controlled entity (included in share of result of a jointly controlled entity)	40,650	60,298
and after crediting:		
Interest income:	12,517	5,224

Profit for the period attributable to equity holders of the Company

As a result of the above, the Group's net profit for the first half of 2005 increased to HK$816.5 million, representing a 41.5% increase compared to HK$577.1 million for the first half of 2004.

Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	For the six months ended	
	30 June 2005	30 June 2004
	HK$'000	*HK$'000*
Profit attributable to equity holders of the Company	816,508	577,064
	Number of ordinary shares	
	1 January 2005 to 30 June 2005	1 January 2004 to 30 June 2004
Weighted average number of ordinary shares for the purposes of basic earnings per share	3,808,407,215	3,808,000,000
Effect of dilutive potential ordinary shares on share options	25,900,317	10,635,867
Weighted average number of ordinary shares for the purposes of diluted earnings per share	3,834,307,532	3,818,635,867

Interim dividend and closure of register of members

The Board of Directors resolved to declare an interim dividend of HK3.0 cents per share for the six months ended 30 June 2005.

The interim dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Friday, 23 September 2005. The register of members of the Company will be closed from Tuesday, 20 September 2005 to Friday, 23 September 2005 (both days inclusive), during which no share transfer will be registered. To qualify for the interim dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Friday, 16 September 2005. The dividend will be payable on or about 3 October 2005.

Liquidity and capital resources

The bank balances, cash and pledged bank deposits as at 30 June 2005 denominated in local currency and foreign currencies amounted to HK$476 million, RMB1,791 million and US$85 million.

For the six months ended 30 June 2005, the Group's primary sources of funding included new loans raised from banks and dividend received from associates, which amounted to HK$3,096.0 million and HK$605.1 million, respectively. The Group's funds were primarily used in the purchase of property, plant and equipment for the construction of new power plants and repayment of short-term bank loans, which amounted to HK$1,866.6 million and HK$1,772.9 million, respectively.

Borrowings

The bank and other borrowings of the Group as at 31 December 2004 and 30 June 2005 were as follows:

	As at 30 June 2005	As at 31 December 2004
	HK$'000	HK$'000
Secured bank loans	3,090,297	239,991
Unsecured bank loans	7,250,102	8,795,606
Unsecured other loans	42,269	23,952
	10,382,668	9,059,549
The maturity profile of the above loans is as follows:		
Within 1 year	1,733,009	2,457,679
More than 1 year, but not exceeding 2 years	28,179	499,708
More than 2 years, but not exceeding 5 years	5,638,263	1,873,903
More than 5 years	2,983,217	4,228,259
	10,382,668	9,059,549

The bank and other loans as at 30 June 2005 denominated in local currency and foreign currency amounted to HK$1,000 million and RMB9,989 million, respectively.

During the six months ended 30 June 2005, the Group repaid bank and other loans amounting to HK$1,772,929,000 (six months ended 30 June 2004: HK$1,988,932,000) and obtained new bank and other loans amounting to HK$3,096,048,000 (six months ended 30 June 2004: HK$4,021,954,000), proceeds of which were used for general working capital and for financing the acquisition of property, plant and equipment.

Key financial ratios of the Group

	As at 30 June 2005	As at 31 December 2004
Current ratio *(times)*	1.49	1.15
Quick ratio *(times)*	1.42	1.11
Net debt to shareholders' equity *(%)*	69.4	56.6
EBITDA interest coverage *(times)*	5.0	6.3

Current ratio	=	balance of current assets at the end of the period / balance of current liabilities at the end of the period
Quick ratio	=	(balance of current assets at the end of the period - balance of inventories at the end of the period) / balance of current liabilities at the end of the period
Net debt to shareholders' equity	=	(balance of total bank and other borrowings at the end of the period - balance of bank balances, cash and pledged bank deposits at the end of the period) / balance of equity attributable to equity holders of the Company at the end of the period
EBITDA interest coverage	=	(profit before taxation + interest expense + depreciation and amortisation) / interest expenditure (including capitalised interests)

Foreign exchange rate risk

We collect all of our revenue in Renminbi ("RMB") and most of our expenditures including expenditures incurred in the operation of power plants as well as capital expenditures are also denominate RMB. Dividends payable by the Group's subsidiaries and associ can be collected in either RMB, US Dollar ("USD") or Hong K Dollar ("HKD").

RMB is not a freely convertible currency. Future exchange rate RMB could vary significantly from the current or historical excha rates as a result of controls that could be imposed by the P government. The exchange rates may also be affected by econo developments and political changes domestically and internationa and supply and demand of RMB. The appreciation or devaluatio RMB against HKD may have positive or negative impact on results of operations of the Group.

On 21 July 2005, the People's Bank of China announced that R would no longer be pegged to the USD and instead would be lin to a basket of currencies. The exchange rate of USD against RMB adjusted from 8.2765 to 8.1100 yuan per USD immediately. As at June 2005, the Group had HK$476 million and US$85 million cas deposit, and a HK$1 billion long-term liability on its balance sh the remaining assets and liabilities of our power plants w denominated in RMB. We believe the appreciation of RMB aga USD will have an overall positive impact on the Group.

Contingent liabilities

The Group did not have any material contingent liabilities as at June 2005.

Legal liabilities

The Group is not involved in any lawsuits, in which the Group is named defendant.

Employees

As at 30 June 2005, the Company and its subsidiaries employe total of 2,199 employees.

PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on historical cost convention except for certain financial instrume which are measured at fair value, as appropriate.

The accounting policies used in the condensed financial stateme are consistent with those followed in the preparation of the Grou annual financial statements for the year ended 31 December 2C except as described below:

A. In the current period, the Group has applied, for the first ti a number of new HKFRSs issued by the Hong Kong Institut Certified Public Accountants that are effective for account periods beginning on or after 1 January 2005. The applica of the new HKFRSs has resulted in a change in the presenta of the income statement, balance sheet and the statement changes in equity. In particular, the presentation of mino interests and share of tax of associates and jointly control entity have been changed. The changes in presentation h been applied retrospectively. The adoption of the new HKFI has resulted in changes to the Group's accounting policie the following areas that have an effect on how the results for current or prior accounting periods are prepared and present

(1) **Business combinations**

In the current period, the Group has applied HKFR: Business Combinations, which is effective for busin combinations for which the agreement date is on or a 1 January 2005. The principal effects of the applicatio HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions capitalised and amortised over its estimated useful l The Group has applied the relevant transitional provisi in HKFRS 3. With respect to goodwill previo capitalised on the balance sheet, the Group discontinued amortising such goodwill from 1 Janu 2005 onwards and goodwill will be tested for impairm at least annually or in the financial year in which acquisition takes place. Goodwill arising on acquisiti after 1 January 2005 is measured at cost less accumula impairment losses (if any) after initial recognition. A result of this change in accounting policy, no amortisa of goodwill has been charged in the current peri Comparative figures for 2004 have not been restated.

In the current period, the Group has also applied HK 21 The Effects of Changes in Foreign Exchange R which requires goodwill to be treated as assets liabilities of the foreign operations and translated closing rate at each balance sheet date. Previou goodwill arising on acquisitions of foreign operations reported at historical rate at each balance sheet date accordance with the relevant transitional provisions HKAS 21, goodwill arising on acquisitions prior t January 2005 is treated as a non-monetary fore currency item of the Group. Therefore, no prior pe adjustment has been made. In the current period, Group acquired a foreign operation, and goodwill a on the acquisition of that foreign operation has b translated at the closing rate at 30 June 2005. There is material impact on the Group's translation reserve respect of such transaction.

Excess of the Group's interest in the net fair value acquiree's identified assets, liabilities and conting liabilities over cost (previously known as "nega goodwill")

In accordance with HKFRS 3, any excess of the Grou interest in the net fair value of acquiree's identifi assets, liabilities and contingent liabilities over the cos acquisition ("discount on acquisition") is recogni immediately in profit or loss in the period in which acquisition takes place. In previous periods, nega goodwill was presented as a deduction from assets released to income based on an analysis of circumstances from which the balance resulted. accordance with the relevant transitional provisions HKFRS 3, the Group has derecognised all nega goodwill at 1 January 2005. Discount on acquisition relation to acquisition of an associate is recognised profit or loss in the current period (see note B below financial impact).

4

(2) **Share-based payments**

In the current period, the Group has applied HKFRS 2 *Share-based Payment, which requires an expense to be* recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of Directors', employees' and other participants' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. Following the adoption of HKFRS 2, the costs on the share options are calculated with reference to the fair value of shares at the date of grant and are amortised over the relevant vesting periods to the income statement. All the equity-settled share based payment arrangement of the Group is granted after 7 November 2002 and had not yet vested on 1 January 2005, and accordingly, the Group is required to apply HKFRS 2 retrospectively. Comparative figures have been restated (see note B below for financial impact).

B. Summary of the effects of the changes in accounting policies

The effects of the changes in the accounting policies described above on the results for the current and prior period are as follows:

	1 January 2005 to 30 June 2005 *HK$'000*	1 January 2004 to 30 June 2004 *HK$'000*
Decrease in amortisation of goodwill	19,692	—
Decrease in release of negative goodwill of associates	(3,275)	—
Expenses in relation to share options granted to employees	(53,914)	(57,243)
Recognition of discount on acquisition of an associate	1,664	—
Decrease in profit for the period	(35,833)	(57,243)

OPERATION STATISTICS BY POWER PLANTS

The tables below set out certain operation statistics of our power plants for the years ended 31 December 2003 and 2004 and the six months ended 30 June 2004 and 2005:

Shajiao C Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	1,980	1,980	1,980	1,980
Average utilisation hours	3,157	3,546	7,235	6,566
Gross generation (MWh)	6,251,117	7,021,752	14,325,706	13,000,020
Net generation (MWh)	5,836,871	6,571,414	13,403,485	12,152,650
Equivalent availability factor (%)	87	94	94	90
Net generation standard coal consumption rate (grams/kWh)	325	322	322	323

Changshu Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	1,200	N/A	N/A	N/A
Average utilisation hours	N/A	N/A	N/A	N/A
Gross generation (MWh)	1,716,957	N/A	N/A	N/A
Net generation (MWh)	1,628,250	N/A	N/A	N/A
Equivalent availability factor (%)	90	N/A	N/A	N/A
Net generation standard coal consumption rate (grams/kWh)	328	N/A	N/A	N/A

Wenzhou Telluride Phase II

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	600	600	600
Average utilisation hours	3,558	4,060	7,870	7,481
Gross generation (MWh)	2,135,010	2,435,820	4,722,083	4,482,720
Net generation (MWh)	2,036,863	2,327,513	4,506,873	4,282,402
Equivalent availability factor (%)	92	97	98	91
Net generation standard coal consumption rate (grams/kWh)	329	331	332	335

Dengfeng Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	N/A	600	N/A
Average utilisation hours	3,373	N/A	N/A	N/A
Gross generation (MWh)	2,023,554	N/A	1,562,682	N/A
Net generation (MWh)	1,898,016	N/A	1,459,170	N/A
Equivalent availability factor (%)	92	N/A	99	N/A
Net generation standard coal consumption rate (grams/kWh)	358	N/A	363	N/A

Hengfeng Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	600	600	600
Average utilisation hours	3,309	3,031	6,503	6,350
Gross generation (MWh)	1,985,230	1,818,710	3,902,020	3,810,050
Net generation (MWh)	1,883,960	1,720,930	3,700,210	3,607,230
Equivalent availability factor (%)	96	83	92	91
Net generation standard coal consumption rate (grams/kWh)	341	345	344	347

Xuzhou Phase II

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	300	600	N/A
Average utilisation hours	2,887	N/A	N/A	N/A
Gross generation (MWh)	1,732,450	85,350	1,307,477	N/A
Net generation (MWh)	1,649,060	81,150	1,244,310	N/A
Equivalent availability factor (%)	100	100	100	N/A
Net generation standard coal consumption rate (grams/kWh)	352	356	355	N/A

Xuzhou Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	600	600	600
Average utilisation hours	2,731	2,993	6,307	6,044
Gross generation (MWh)	1,638,841	1,795,768	3,784,326	3,626,488
Net generation (MWh)	1,547,875	1,701,561	3,579,220	3,445,411
Equivalent availability factor (%)	87	87	93	95
Net generation standard coal consumption rate (grams/kWh)	348	346	347	345

Puqi Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	N/A	600	N/A
Average utilisation hours	2,573	N/A	N/A	N/A
Gross generation (MWh)	1,543,518	N/A	941,340	N/A
Net generation (MWh)	1,469,922	N/A	902,152	N/A
Equivalent availability factor (%)	92	N/A	63	N/A
Net generation standard coal consumption rate (grams/kWh)	340	N/A	348	N/A

Hengfeng Phase II

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	N/A	300	N/A
Average utilisation hours	2,478	N/A	N/A	N/A
Gross generation (MWh)	1,486,890	N/A	162,680	N/A
Net generation (MWh)	1,397,055	N/A	154,070	N/A
Equivalent availability factor (%)	85	N/A	73	N/A
Net generation standard coal consumption rate (grams/kWh)	352	N/A	370	N/A

Liyujiang Phase II

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	600	600	600	600
Average utilisation hours	2,395	3,206	6,680	N/A
Gross generation (MWh)	1,437,250	1,923,890	4,007,840	1,889,000
Net generation (MWh)	1,342,080	1,804,745	3,757,170	1,768,260
Equivalent availability factor (%)	65	82	86	98
Net generation standard coal consumption rate (grams/kWh)	365	367	366	368

Jiaozuo Thermal Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	270	N/A	N/A	N/A
Average utilisation hours	N/A	N/A	N/A	N/A
Gross generation (MWh)	348,653	N/A	N/A	N/A
Net generation (MWh)	318,198	N/A	N/A	N/A
Equivalent availability factor (%)	100	N/A	N/A	N/A
Net generation standard coal consumption rate (grams/kWh)	417	N/A	N/A	N/A

Tangshan Thermal II Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	200	N/A	N/A	N/A
Average utilisation hours	N/A	N/A	N/A	N/A
Gross generation (MWh)	224,665	N/A	N/A	N/A
Net generation (MWh)	204,424	N/A	N/A	N/A
Equivalent availability factor (%)	96	N/A	N/A	N/A
Net generation standard coal consumption rate (grams/kWh)	388	N/A	N/A	N/A

Yixing Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	120	N/A	N/A	N/A
Average utilisation hours	N/A	N/A	N/A	N/A
Gross generation (MWh)	319,575	N/A	N/A	N/A
Net generation (MWh)	289,372	N/A	N/A	N/A
Equivalent availability factor (%)	92	N/A	N/A	N/A
Net generation standard coal consumption rate (grams/kWh)	438	N/A	N/A	N/A

Luoyang Power Plant

	For the six months ended 30 June		For the year ended 31 December	
	2005	2004	2004	2003
Installed capacity at period end (MW)	100	100	100	N/A
Average utilisation hours	3,875	N/A	N/A	N/A
Gross generation (MWh)	387,499	118,378	407,192	N/A
Net generation (MWh)	346,688	103,869	360,694	N/A
Equivalent availability factor (%)	89	69	67	N/A
Net generation standard coal consumption rate (grams/kWh)	441	548	516	N/A

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any securities of the Company during the six months ended 30 June 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE

The Company has complied, during the period, with the Code on *Corporate Governance Practices as set out in Appendix 14 of the* Listing Rules.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all Directors, the Company confirmed that all Directors have complied with the required standard set out in Model Code.

AUDITORS AND AUDIT COMMITTEE

The interim results for the six months ended 30 June 2005 have been reviewed by Deloitte Touche Tohmatsu and the Audit Committee.

By Order of the Board
Song Lin
Chairman

Hong Kong, 31 August 2005

As at the date of this announcement, the existing Board of Directors of the Company consists of five executive directors, namely Messrs. Song Lin, Wang Shuai Ting, Shen Zhong Min, Tang Cheng and Zhang Shen Wen, one non-executive director, namely Mr. Jiang Wei and three independent non-executive directors, namely Messrs. Fong Ching, Eddy, Anthony H. Adams and Wu Jing Ru.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

HIGHLIGHTS

- Turnover increased from HK$1,696 million to HK$1,853 million, an increase of 9.3%.
- Cost of sales decreased from HK$899 million to HK$805 million, a reduction of 10.5%.
- Gross profit percentage improved from 47.0% to 56.6%.
- Operating profit increased from HK$360 million to HK$771 million, an increase of 114%. Included in this is a non-recurring credit in respect of a change in fair value of financial assets of HK$149 million, which was related to the re-valuation of the interest in the 51% equity interest in Galaxy Satellite TV Holdings Limited based on the consideration for the sale of this interest to third parties as announced on 22 April 2005.
- Net profit attributable to equity holders improved from HK$217 million to HK$545 million, an increase of 150.8%.
- Earnings per share rose from HK$0.50 to HK$1.25.
- Interim dividend was declared at HK$0.25 per share (2004: HK$0.20 per share).

The directors of Television Broadcasts Limited ("Directors") are pleased to announce the unaudited interim results for the six months ended 30 June 2005 in respect of Television Broadcasts Limited (the "Company" or "TVB") and its subsidiaries (the "Group").

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005

	Note	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000
Turnover		1,853,324	1,695,542
Cost of sales	5	(805,032)	(899,040)
Gross profit		1,048,292	796,502
Other revenues	4	26,606	18,533
Selling, distribution and transmission costs	5	(225,849)	(224,662)
General and administrative expenses	5	(218,704)	(240,899)
Other operating (expenses)/income		(8,569)	10,108
		621,776	359,582
Change in fair value of financial assets at fair value through profit or loss		148,778	–
Operating profit		770,554	359,582
Finance costs	6	(970)	(4,003)
Share of losses of			
Jointly controlled entities		(4,245)	(1,911)
Associates		(98,873)	(76,853)
Profit before income tax		666,466	276,815
Income tax expense	7	(115,266)	(42,760)
Profit for the period		551,200	234,055
Attributable to:			
Equity holders of the Company		545,357	217,465
Minority interest		5,843	16,590
		551,200	234,055
Earnings per share for profit attributable to the equity holders of the Company during the period	8	HK$1.25	HK$0.50
Dividends		109,500	87,600

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2005

	As at 30 June 2005 Unaudited HK$'000	As at 31 December 2004 As restated HK$'000
ASSETS		
Non-current assets		
Property, plant and equipment	1,979,203	2,049,844
Leasehold land	190,700	192,984
Goodwill	164,733	55,342
Interest in jointly controlled entities	10,537	18,722
Interest in associates	185,953	261,713
Non-trading securities	206	3,705
Loans to investee companies	6,324	14,263
Deferred income tax assets	15,549	18,592
	2,553,205	2,615,165
Current assets		
Programmes and film rights	468,663	452,652
Stocks	10,906	11,588
Trade and other receivables, prepayments and deposits	1,110,843	1,024,956
Financial assets at fair value through profit or loss	338,210	189,432
Tax recoverable	1,107	3,034
Pledged bank deposits	246	234
Bank deposits maturing after three months	54,230	9,550
Cash and cash equivalents	401,464	526,299
	2,385,669	2,217,745
Total assets	4,938,874	4,832,910
EQUITY		
Capital and reserves attributable to the Company's equity holders		
Share capital	21,900	21,900
Other reserves	707,372	698,989
Retained earnings		
– Proposed final dividend	–	350,400
– Others	3,144,714	2,599,357
	3,873,986	3,670,646
Minority interest	21,935	116,550
Total equity	3,895,921	3,787,196
LIABILITIES		
Non-current liabilities		
Long-term borrowings	–	48,683
Deferred income tax liabilities	151,057	125,370
Retirement benefit obligations	20,488	16,215
Long-term provisions	–	1,045
	171,545	191,313
Current liabilities		
Trade and other payables and accruals	714,745	727,635
Current income tax liabilities	152,070	99,865
Borrowings	1,460	12,040
Short-term provisions	3,133	14,861
	871,408	854,401
Total liabilities	1,042,953	1,045,714
Total equity and liabilities	4,938,874	4,832,910

Notes

1. **Independent Review**
The interim results for the six months ended 30 June 2005 are unaudited; but have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). An unmodified review report has been issued and is included in the interim report for shareholders. The interim results have also been reviewed by the Audit Committee of the Board.

2. **Adoption of new Hong Kong Financial Reporting Standards ("HKFRS")**
In 2005, the Group adopted the new/revised standards of HKFRS (which include Hong Kong Accounting Standards ("HKAS") issued by the HKICPA) below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group's accounting policies.

In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill.

Until 31 December 2004, goodwill was:

- Amortised on a straight-line basis over a period ranging from 5 to 10 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1 January 2005;
- Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill; and
- From the year ending 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, de-recognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Hong Kong Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and
- HKFRS 3 – prospectively after the adoption date.

(i) The effects of the adoption of revised HKAS 17 are summarised as follows:

	As at 30 June 2005 *HK$'000*	As at 31 December 2004 *HK$'000*
Decrease in property, plant and equipment	(190,700)	(192,984)
Increase in leasehold land	190,700	192,984

(ii) The effects of the adoption of revised HKFRS 3 and HKAS 38 are summarised as follows:

	For the six months ended 30 June 2005 *HK$'000*
Decrease in other operating expenses arising from the cessation of amortisation of goodwill	(2,799)

Segment Information

An analysis of the Group's turnover and results for the period by business segments is as follows:

Six months ended 30 June 2005

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Group total *HK$'000*
Turnover *(Note a)*							
External sales	910,188	285,235	128,761	490,399	38,741	-	1,853,324
Inter-segment sales	303	48,480	-	7,115	3,797	(59,695)	-
	910,491	333,715	128,761	497,514	42,538	(59,695)	1,853,324
Segment results *(Note a)*	302,528	187,517	18,672	108,198	4,308	553	621,776
Change in fair value of financial assets at fair value through profit or loss							148,778
Finance costs							(970)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	(4,215)		(4,245)
Associates	-	-	-	(98,873)	-		(98,873)
Profit before income tax							666,466
Income tax expense							(115,266)
Profit for the period							551,200

Note a: There are no new activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) for the six months ended 30 June 2005.

Six months ended 30 June 2004

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Group total *HK$'000*
Turnover *(Note b)*							
External sales	828,497	285,721	97,698	432,719	50,907	-	1,695,542
Inter-segment sales	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
Segment results *(Note b)*	95,239	184,781	(6,678)	76,499	8,987	754	359,582
Finance costs							(4,003)
Share of losses of							
Jointly controlled entities	-	-	-	4	(1,915)		(1,911)
Associates	-	-	-	(76,853)	-		(76,853)
Profit before income tax							276,815
Income tax expense							(42,760)
Profit for the period							234,055

Note b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	72,368	-	11,848		84,216
Segment results	-	-	21,164	-	3,166		24,330

An analysis of the Group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2005 *HK$'000*	Turnover Six months ended 30 June 2004 *HK$'000*	Operating profit/(loss) Six months ended 30 June 2005 *HK$'000*	Operating profit/(loss) Six months ended 30 June 2004 *HK$'000*
Geographical segments:				
Hong Kong	1,054,239	948,741	357,210	111,704
Taiwan	371,271	345,870	69,672	87,153
USA and Canada	108,560	104,255	56,935	63,467
Australia	34,080	29,563	(2,831)	(7,302)
Europe	49,077	28,938	8,661	(21,666)
Mainland China	58,176	44,021	35,444	20,016
Malaysia and Singapore	153,702	174,755	84,500	94,982
Other countries	24,219	19,399	12,185	11,228
	1,853,324	1,695,542	621,776	359,582
Change in fair value of financial assets at fair value through profit or loss			148,778	
			770,554	

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

4. Other revenues

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Interest income	9,155	753
Others	17,451	17,780
	26,606	18,533

5. Expenses by nature

Expenses included in cost of sales, selling, distribution and transmission costs and general and administrative expenses are analysed as follows:

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Depreciation - owned fixed assets	133,747	137,388
Depreciation - leased fixed assets	1	26
Amortisation of leasehold land	2,284	2,284
Cost of programmes, film rights and stocks	519,201	627,032
Impairment of goodwill	5,894	-
Amortisation of goodwill	-	3,698

6. Finance costs

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Interest on overdrafts, bank loans and other loans	970	3,975
Interest element of finance leases	-	28
Total finance costs incurred	970	4,003

7. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Current income tax:		
– Hong Kong profits tax	70,795	3,764
– Overseas taxation	15,847	20,331
– (Over)/under provisions in prior periods	(222)	110
Deferred income tax	28,846	18,555
	115,266	42,760

8. Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of the Company of HK$545,357,000 (2004: HK$217,465,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2005 and 2004.

INTERIM DIVIDEND

The board of Directors ("Board") is pleased to declare an Interim Dividend of HK$0.25 (2004: HK$0.20) per share for 438,000,000 issued shares. The Register of Members of the Company will be closed from 20 September 2005 to 22 September 2005, both dates inclusive, during which period, no transfer of shares will be effected. Dividend warrants will be despatched to shareholders on 29 September 2005.

IMPORTANT EVENTS

On 4 February 2005, a wholly-owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of the remaining 30% of the issued share capital in Liann Yee Production Co. Ltd. ("LYP") not held by the Group for a cash consideration of NT$900 million (approximately HK$220.95 million). The transaction was approved by shareholders at an extraordinary general meeting held on 21 March 2005. As a result, the Group's interest in the shareholding in LYP increased from 70% to 100%.

On 21 April 2005, TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly-owned subsidiary of the Company, entered into a transaction with Enjoy Profits Limited, Ruili Holdings Limited, Dr. Chan Kwok Keung, Charles for the disposal of 49% and 2% equity interests respectively in Galaxy Satellite TV Holdings Limited ("GSTV"), which owns 100% equity interest in Galaxy Satellite Broadcasting Limited ("GSB"), to Ruili Holdings Limited, through Enjoy Profits Limited, and Dr. Chan Kwok Keung, Charles for a total cash consideration of HK$350 million. Completion of the transaction is subject to, inter-alia, the settlement of unpaid capital contribution by the Group to GSTV of HK$377 million. Completion of the first closing of the transaction took place on 12 August 2005, and completion of the second closing is scheduled to take place before 31 December 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Operating Results for the Period

For the six months ended 30 June 2005 (the "Period"), the Group achieved a turnover of HK$1,853 million (2004: HK$1,696 million), which represented an increase of 9.3%. Cost of sales amounted to approximately HK$805 million (2004: HK$899 million), which represented a reduction of 10.5%. Gross profit for the Period amounted HK$1,048 million (2004: HK$797 million), which represented a gross profit percentage of 56.6% (2004: 47.0%).

Selling, distribution and transmission costs for the Period amounted to HK$226 million (2004: HK$225 million). General and administrative expenses for the Period totaled HK$219 million (2004: HK$241 million), which represented a decrease of 9.1%. The reason for the decrease was primarily attributable to lower staff costs which resulted from the streamlining of resources in 2004. Finance costs for the Period was reduced to HK$1 million (2004: HK$4 million), as the Group had a low level of bank borrowings during the Period.

The Group's share of losses of an associated company, relating to the 49% equity interest in GSTV for the Period amounted to HK$99 million (2004: HK$77 million), which represented an increase of 28.6%. This was due to the increase in advertising and promotion costs of GSB, in association with the re-branding exercise to rename its pay TV platform to "*SuperSUN*" which took place in May 2005. There was no sharing of losses by the Group relating to the 51% equity interest in GSTV, as the control of this portion of the interest was temporary.

A change in fair value of financial assets, which comprised the 51% equity interest in GSTV, of approximately HK$149 million, was recorded in the condensed consolidated income statement during the Period. This recognition of the increase in value of the financial assets is in compliance with HKAS 39 on Financial Instruments to reflect the changes in the value of such investments by reference to their fair value, and is non-recurring. The 51% equity interest in GSTV was disposed of subsequent to the balance sheet date.

The Group's taxation charge amounted to HK$115 million (2004: HK$43 million), which represented an increase of 167.4%. The increase was attributable to the rise in the provision for Hong Kong Profits Tax due to increase in the advertising revenue derived in Hong Kong, and a provision for deferred income tax of HK$29 million on the undistributed profits of an overseas subsidiary.

As a result, profit attributable to equity holders of the Company for the Period amounted to HK$545 million (2004: HK$217 million), which represented an increase of 150.8%. Earnings per share increased to HK$1.25 (2004: HK$0.50).

Included in cost of sales were the costs of programme, film rights and stocks for the Period which amounted to HK$519 million (2004: HK$627 million) and represented a decrease of 17.2%. The decrease, resulting from comparing the costs for the Period with the same period of last year, was attributable to adoption of a different compilation of programmes, primarily on *Jade* during prime time, which may vary from season to season taking into account audience taste and market trend.

Through a better mix of programming and scheduling between in-house production and acquired programmes, we have been able to optimise on our programme stock levels.

Business Review and Prospect

Terrestrial Television Broadcasting

Retail sales in Hong Kong grew by 7.9% in value in the first six months of this year compared with the same period of last year. The growth was strongest in the clothing (+13.0%) and jewellery/watches categories (+11.0%) but slightly weaker in the supermarket (+5.7%) category, which indicates less growth for fast moving consumer goods.

Against this background, TVB's Hong Kong advertising revenue for the first half of 2005 increased by 9.4%.

Advertisers in the skin care and milk powder categories continued to find TV advertising very impactful and their strong spending contributed significantly to our growth. We were also successful in gaining a fair share of the strong resurgence in local property advertising and this too was a major contributor to growth. In the services sector, we were able to secure strong growth from airlines, finance companies, mobile phone services and travel agents.

While the Company will continue to seek growth in airtime revenue for the rest of the year from these strong sectors, we must be prudent in our expectations of the quantum of the growth. Thus, we would also look to develop growth in hitherto weaker performing sectors through non-traditional advertising products, such as programme sponsorships, product sponsorships and event sponsorships.

In terms of viewership, Jade and Pearl continued to gain strong audience support during the Period. Jade achieved an average of 84% weekday prime time (7-11pm) audience share of terrestrial Chinese channels; and Pearl garnered a weekly prime time (7pm to midnight) average of 74% audience share of terrestrial English channels.

Discussion with the Government for the implementation of digital terrestrial television in Hong Kong continued during the Period, and good progress has been made.

Programme Licensing and Distribution

Revenue from programme licensing and distribution during the Period amounted to HK$285 million, which approximated the revenue recorded in the same period of last year of HK$286 million. Home video distribution revenue is under pressure in some of our markets owing to pirated compressed video discs ("HDVD") and illegal downloading.

On the other hand, our program library and continuous production capacity afford us the opportunity to explore new means of distribution, such as video-on-demand and mobile services. These new means of distribution will add positive elements to our business and will hopefully compensate for the slowdown in the traditional markets.

Overseas Satellite Pay TV Operations

TVB Satellite Platform ("TVBSP") USA

Subscription growth in TVBSP was affected by the increasing competition in the Chinese TV services in the USA. In the first half of 2005, our subscribers grew by a moderate single digit. This changing landscape prompted the need for TVBSP to expand its service into other Asian markets. TVBSP is planning to capitalise on its huge content library, and to compile more Asian language services such as Vietnamese and Putonghua programming for the mainstream satellite and cable platform operators in the USA.

TVB Australia ("TVBA")

Our Jadeworld platform service in Australia sustained its growth momentum. Our Mainland China TV content which comprised CCTV-4 and DragonTV was further strengthened by the inclusion of Hunan TV, making Jadeworld an 11-channel package. Based on the enhanced Jadeworld packag we have successfully imposed a moderate increase of subscription fee since March 2005. Th Jadeworld carnival in Sydney in June 2005 boosted Jadeworld's image and enhanced the relationshi between TVBA and the local Chinese communities.

The Chinese Channel ("TCC") Europe

Subscriber base in TCC saw mild growth during the six-month period up to 30 June 2005.

As part of the overall improvement of system efficiency and technical support, TCC is adoptin the same subscriber management system currently used by TVBA. The change is to be complete by the end of 2005, and will coincide with promotional activities in London and Paris. TCC also developing the European market via cable and IPTV operators.

Channel Operations

Taiwan

Competition in Taiwan's TV market continues to be challenging due to the high number channels available. The reshuffling of the channels' numbering system at the beginning of t year added to the confusion. The popularity of some Korean dramas also affected the audien share of the traditional programmes. In spite of these adverse elements, ratings of TVBS channe remain high.

TVB8 and Xing He

The revenue of TVB8 and Xing He grew as a result of the subscription growth in Malaysia ar the launch of Xing He in the cable TV networks in Vietnam and Thailand.

TVB8 shall continue to target young educated viewers and focus on improving our distributi network in Mainland China.

Supply of Channels to GSB

The Company continued to supply TV programmes in Cantonese to GSB during the Period und a license supply agreement dated 4 September 2001. The six channels comprised a 24-hour ne channel *tvbN*, TVB's drama and entertainment channel *tvbChoice*, an interactive consultation a health advices channel *tvbHealth*, the music channel *tvbM*, the children's channel *tvbQ*, and t acquired Asian region and overseas soap operas channel *Drama Select*. By way of an agreeme dated 29 June 2005, an amended channel supply agreement was entered into between GSB a TVB whereby certain amendments were agreed which included the supply of the above six channe from exclusive basis to non-exclusive basis.

Other Activities

Jade Animation

Upon the expiry of the business license of the joint venture company with Shenzhen Art Museu on 5 June 2005, Jade Animation discontinued its animation production operations and disposed its assets in Shenzhen. Licensing activities of the animation library stock will be carried out the marketing teams of TVB's Programme Licensing & Distribution Division.

Internet Operations

Growth was propelled mainly by the increase in the demand for 3G contents. This segme showed a 70% growth in revenue. As more 3G operators launch or enhance their services, furth growth can be expected in the short to medium term.

Advertising income showed a slight decline but this was due to seasonal factors and the full ye performance is expected to grow. As a result, profit for the Period showed a healthy increase 24% over last year.

Devices and transmission technology for the reception and dissemination of digital content contin to evolve at a rapid pace. The Company will exploit all appropriate technologies to increa revenue generation and penetration of TVB content in an increasingly diverse media market.

Publishing Operations

TVB Weekly has positioned itself to be the weekly magazine targeting the followers of TVB Ja channel. To increase competitiveness in an oversupplied magazine market in Hong Kong, T *Weekly* had undergone a substantial restructuring of all aspects of its operations, including editori distribution and marketing, during the Period. This has resulted in a better format and presentati of the contents, as well as improvement in the standard of photography. Staffing level had a been streamlined. As a result, operating costs, including staff costs, had been significantly reduc compared with the same period of last year.

Despite the efforts made, advertising income from *TVB Weekly* saw a reduction that was partial offset by savings in operating costs. Overall, profit from this segment of the business was do by 24%. However, we expect that through the changes made the publishing operations will be a better footing for revenue and profit growth in the next 12 months.

Hong Kong Pay TV Platform

The Group's pay TV operation is held under GSB. In May 2005, GSB changed its brand na "*ex-TV*" to "*SuperSUN*" to reflect a new operation.

To increase its service coverage, GSB signed a cooperation agreement with Hutchison Glo Communications Limited ("HGC") in January 2005 to deliver GSB's *SuperSUN* pay TV servi by leveraging HGC's broadband network in Hong Kong. This arrangement enhances both compani competitive edges in bringing innovative infotainment services to customers.

New bundled services incorporating both GSB and HGC's services have been launched in market since the end of July 2005. Under these arrangements, subscribers will simply instal set-top box with HGC's broadband connectivity to enjoy *SuperSUN's* TV programmes.

Currently, *SuperSUN* is transmitted via satellite through existing SMATV and CABD networks well as through HGC's broadband network into set-top boxes of individual homes. On chann line-up, *SuperSUN* is currently carrying 42 channels on its SMATV platform and 40 channels o its broadband platform. Amongst these channels in the respective platforms, six are produced a packaged by TVB. The 24-hour news channel *tvbN*, TVB's classic drama channel *tvbChoice*, interactive consultation and health advices channel *tvbHealth*, the music channel *tvbM*, the childre channel *tvbQ*, and the acquired Asian region and overseas soap operas channel *Drama Select*, produced for the local pay TV market and broadcast in Cantonese.

Besides the provision of pay television business in Hong Kong, GSB also engages in telep business which includes the provision of satellite uplink and playback services.

Financial Review

Capital Assets, Investment, Liquidity and Debts

As at 30 June 2005, non-current assets of the Group stood at HK$2,553 million, a decrease fr 31 December 2004 of HK$2,615 million. The net decrease was attributable to the recognition goodwill on acquisition of the remaining 30% equity interest in LYP, offset by the decrease in net book value of property, plant and equipment and the shared losses of the associated compa GSTV.

Cash and bank balances as at 30 June 2005 amounted to HK$456 million, a decrease of 15% o last year end (December 2004: HK$536 million). About 38% of the cash balance was maintai in overseas subsidiaries for their daily operation. To finance current working capital requireme sufficient banking facilities have been arranged. Cash and cash equivalents held by the Gro were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

Trade and other receivables, prepayment and deposits increased from HK$1,025 million to HK$1,111 million which represented an 8.4% increase from the position at the end of last year, reflecting a higher level of billing and the programme fee receivable from GSB. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts. Trade and other payables and accruals remained almost the same as last year end.

The Group recorded a gearing ratio of 0.04% as of 30 June 2005 (December 2004: 2%) which was measured by total debts of HK$1.5 million (December 2004: HK$61 million) against a shareholders' fund of HK$3,874 million (December 2004: HK$3,671 million). The decrease was due to the repayment of bank loans.

Contingent Liabilities
There were guarantees to the extent of HK$8.5 million (December 2004: HK$8.8 million) provided to bankers for banking facilities.

In March 2005, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong for the year of assessment 1998/99 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,277,000. The Company was granted a holdover of the payment on condition that tax reserve certificates are purchased. Tax reserve certificates of HK$23,989,000 were purchased in May 2005. The Company has objected to these additional assessments. The Company believes that the objection is well founded, and is determined to defend the Company's position vigorously. On this basis, the Company is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges
As at 30 June 2005, there was no exchange contract entered into by the Group with financial institutions to sell forward foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers (December 2004: HK$5.8 million). Consequently, there were no unrealised gain or losses arising from such forward contracts (December 2004: HK$0.5 million).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2005, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2005, the Company was in compliance with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except for the following:

(a) the executive chairman is not subject to retirement by rotation pursuant to Article 114(D) of the Company's Articles of Association;

(b) the non-executive Directors were not appointed for specific terms during the Period but are subject to retirement by rotation. Pursuant to Article 114(A) of the Company's Articles of Association, at each annual general meeting, one third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation and shall be eligible for re-election. The Company is taking steps to comply with code provision A.4.1 by issuing a letter of appointment with specific term of office clearly mentioned therein to non-executive Directors in the second half of 2005; and

(c) a remuneration committee of the Board comprising a majority of independent non-executive Directors was formed on 16 August 2005, subsequent to the Period end, in accordance with the provisions of the Code.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2005, in compliance with the Code.

The Board had adopted the revised Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules, which superseded the earlier model code adopted on 1 September 2004. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the Period.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices adopted by the Group, and discussed internal controls and financial reporting matters, in the presence of the Company's external auditors, which included a review of the unaudited condensed interim accounts for the six months ended 30 June 2005 prior to making its recommendation to the Board of Directors.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2005 containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com) within 14 days from the date of this announcement.

On behalf of the Board
Run Run Shaw
Executive Chairman

31 August 2005, Hong Kong

As at the date of this announcement, the Board of Directors of the Company comprises the *following Directors:*

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive Directors*

SIMSEN INTERNATIONAL CORPORATION LIMITED
天行國際(控股)有限公司*

(incorporated in Bermuda with limited liability)
(stock code: 993)

ANNOUNCEMENT

The board of directors (the "**Board**") of Simsen International Corporation Limited (the "**Company**") announces that the Securities and Futures Commission (the "**SFC**") has reprimanded Cheung's Securities Brokers Limited, a wholly-owned subsidiary of the Company ("**Cheung's**"), and suspended its responsible officer, Ms Lun Han Yuk ("**Lun**"), for two months from 1 September 2005 to 31 October 2005. Cheung's has also been fined $50,000.

Cheung's has taken appropriate measures to improve and strengthen its operation procedures.

The Board announces that the SFC has reprimanded Cheung's and suspended its responsible officer, Lun, for two months from 1 September 2005 to 31 October 2005. Cheung's has also been fined $50,000. Cheung's is licensed to carry on business in Type 1 (dealing in securities), Type 2 (dealing in futures contracts) and Type 4 (advising on securities) regulated activities under the Securities and Futures Ordinance ("SFO").

In February 2003, Cheung's agreed to be a liquidity provider for the transactions in structured products for a securities firm. Cheung's was required to ensure that there were sufficient funds in its bank accounts to settle the transactions and there was no limit to Cheung's liability for the liquidity provision. Between April and September 2003, the securities firm's average daily net long position was about $10 million. However, on 28 and 29 October 2003, the securities firm's net long position suddenly jumped to $37 million and $30 million respectively and there were insufficient funds in Cheung's account to settle the transactions on T+2.

Lun, who was responsible for monitoring the securities firm's transactions, noticed the liquidity problem and arranged funds to meet the settlement demand on T+2. Before the pre-arranged funds were deposited to the house account of Cheung's, Lun transferred $12.3 million from Cheung's clients' trust account to the house account as a safety measure. The transfer from the clients' trust account to the house account breached section 5 of the Securities & Futures (Client Money) Rules. The transfer further gave rise to concerns that Lun placed the interests of Cheung's ahead of the clients' interests. Cheung's compliance manager identified the breach, which was then immediately rectified by transferring the same amount from the house account to the clients' trust account on the same day.

Further, although the settlement date for the 29 October 2003 transactions was Saturday, 1 November 2003, Cheung's staff mistakenly thought that it was Monday, 3 November 2003 and arranged for the funds to be made available on 3 November 2003. Therefore, when CCASS demanded Cheung's to settle the securities firm's 29 October 2003 transactions, the demand was rejected due to an insufficient balance in Cheung's account on 1 November 2003. The demand was only met on the next business day. There was a lack of care when Cheung's failed to make available sufficient funds to meet CCASS' demand for settlement payment. Further, Cheung's did not implement a policy to handle a sudden *increase in net purchases by the securities firm, despite Cheung's agreement to provide liquidity without* limit.

The SFC concludes that both Cheung's and Lun have been guilty of misconduct and that their fitness and properness have been called into question.

In deciding the penalty, the SFC has taken into account the Disciplinary Fining Guidelines issued in March 2003 under section 199(1)(a) of the SFO and all the circumstances of the case including the following:

- the breach of the Client Money Rules was unintentional and Lun took immediate action to rectify the breach;
- *Cheung's immediately injected funds as soon as it was informed of the liquidity deficiencies; and*
- Cheung's and Lun co-operated with SFC's investigation, frankly admitted their responsibilities and resolved the disciplinary action by settlement.

Further, Cheung's appointed an independent auditor to conduct a review of its internal control system. Cheung's is also upgrading its computer system and has employed additional staff as extra Responsible Officers.

By Order of the Board of
Simsen International Corporation Limited
Haywood Cheung
Chairman & Managing Director

Hong Kong, 1 September 2005

Executive Directors:
Mr. Haywood Cheung *(Chairman & Managing Director)*
Mr. Felipe Tan *(Deputy Managing Director)*
Mr. So Pak Kwai
Dr. Chang Si-Chung

Independent Non-Executive Directors:
Mr. Chan Ka Ling, Edmond
Mr. Hong Po Kui, Martin
Mr. Wong Yu Choi

* *for identification purpose only*

CHOW SANG SANG HOLDINGS INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 116)

PRELIMINARY ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

The Board of Directors (the "Board") of Chow Sang Sang Holdings International Limited (the "Company") wishes to announce the unaudited interim results of the Company, its subsidiaries and associates (the "Group") for the six months ended 30 June 2005. The interim results and financial statements have been reviewed by the Audit Committee of the Board.

FINANCIAL HIGHLIGHTS

	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000 (Restated)	Change
Turnover			
Jewellery retail	1,166,026	1,063,950	10%
Others	1,395,355	3,182,184	(56%)
	2,561,381	4,246,134	(40%)
Profit attributable to shareholders of the Company	56,253	85,235	(34%)
Basic earnings per share	9.35 cents	14.16 cents	
Interim dividend per share	5.0 cents**	6.0 cents*	
Dividend payout ratio	54%	35%	
Special dividend per share	—	3.0 cents	
Equity attributable to shareholders of the Company	1,939,441	1,965,816^	(1%)
Net assets per share	$3.22	$3.27^	(1%)

* Based on 501,600,000 shares issued and fully paid as at 30 June 2004

** Based on 601,920,000 shares issued and fully paid as at 30 June 2005, the additional 100,320,000 shares represent the bonus shares issued on 18 June 2005

^ Audited as at 31 December 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000 (Restated)
TURNOVER	3		
Jewellery retail		1,166,026	1,063,950
Others		1,395,355	3,182,184
		2,561,381	4,246,134
Cost of sales		(2,228,251)	(3,928,119)
Gross profit		333,130	318,015
Other revenue		23,450	33,321
Selling and distribution costs		(203,506)	(167,811)
Administrative expenses		(83,456)	(78,252)
Other operating expenses, net		(663)	(1,803)
PROFIT FROM OPERATING ACTIVITIES	5	68,955	103,470
Finance costs		(1,906)	(577)
Share of profits of associates		77	48
PROFIT BEFORE TAX		67,126	102,941
Tax	6	(9,449)	(16,299)
PROFIT FOR THE PERIOD		57,677	86,642
ATTRIBUTABLE TO:			
Shareholders of the Company		56,253	85,235
Minority interests		1,424	1,407
		57,677	86,642
DIVIDENDS	7		
Interim		30,096	30,096
Special		—	15,048
		30,096	45,144
Basic earnings per share	8	9.35 cents	14.16 cents

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2005 HK$'000	Audited 31 December 2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets		341,578	338,368
Investment properties		98,050	98,050
Intangible assets		289	320
Other assets		33,875	33,283
Interests in associates		9,534	9,627
Available-for-sale investments		124,936	126,022
Deferred tax assets		4,183	3,991
		612,445	609,661
CURRENT ASSETS			
Inventories		1,332,981	1,165,688
Accounts receivable	9	165,155	178,941
Other receivables		69,559	128,145
Investments at fair value through profit or loss		19,549	20,257
Tax recoverable		937	690
Pledged time deposits		38,334	58,331
Cash held on behalf of securities clients		175,527	226,254
Cash and cash equivalents		113,459	228,547
		1,915,498	2,006,853
CURRENT LIABILITIES			
Accounts payable	10	289,652	394,185
Tax payable		19,302	16,610
Other payables and accruals		116,699	107,930
Interest-bearing bank borrowings		80,492	62,000
		506,145	580,725
NET CURRENT ASSETS		1,409,353	1,426,128
TOTAL ASSETS LESS CURRENT LIABILITIES		2,021,798	2,035,789
NON-CURRENT LIABILITIES			
Deferred tax liabilities		(51,096)	(51,174)
		1,970,702	1,984,615
CAPITAL AND RESERVES			
Issued capital	11	150,480	125,400
Reserves		1,758,865	1,770,192
Proposed dividend		30,096	70,224
Equity attributable to shareholders of the Company		1,939,441	1,965,816
Minority interests		31,261	18,799
		1,970,702	1,984,615

Notes:

1. **Principal Accounting Policies**

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The accounting policies and basis of computation used in the preparation of these interim financial statements are the same as those used in the Group's audited financial statements for the year ended 31 December 2004, except that the Group has changed certain of its accounting policies mentioned in note 2 below following its adoption of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) which have become effective for accounting periods commencing on or after 1 January 2005.

2. **Impact of Adopting New HKFRSs**

The following HKFRSs have been adopted for the first time in the preparation of the current period's unaudited condensed consolidated financial statements.

HKAS 1 *Presentation of Financial Statements*
HKAS 2 Inventories
HKAS 7 Cash Flow Statements
HKAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10 Events after Balance Sheet Date
HKAS 12 Income Taxes
HKAS 14 Segment Reporting
HKAS 16 Property, Plant and Equipment
HKAS 17 Leases
HKAS 18 Revenue
HKAS 19 Employee Benefits
HKAS 21 The Effects of Changes in Foreign Exchange Rates
HKAS 23 Borrowing Costs
HKAS 24 Related Party Disclosures
HKAS 27 Consolidated and Separate Financial Statements
HKAS 28 Investments in Associates
HKAS 32 Financial Instruments: Disclosure and Presentation
HKAS 33 Earnings per Share
HKAS 36 Impairment of Assets
HKAS 37 Provisions, Contingent Liabilities and Contingent Assets
HKAS 38 Intangible Assets
HKAS 39 Financial Instruments: Recognition and Measurement
HKAS 40 Investment Property
HKFRS 3 Business Combinations
HK(SIC)-Int 21 Income Taxes — Recovery of Revalued Non-depreciable Assets
HK-Int 4 Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKAS 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 28, 33, 36, 37, 38, HKFRS 3 and HK(SIC)-Int 21 has had no material impact on the Group's accounting policies. The impact of adopting the other HKFRSs is summarised as follows:

(i) The adoption of HKAS 17 and HK-Int 4 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a lease of land and building should be split into a lease of land and a lease of building according to their fair value at inception. A lease of land is an operating lease and a lease of building is a finance lease unless the two elements cannot be allocated reliably, in which case the entire lease is classified as a finance lease. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas undistinguishable leasehold land and building is stated collectively at cost or valuation less accumulated depreciation.

In accordance with HK-Int 4, the lease term of a Hong Kong land lease for the purpose of applying the depreciation requirements under HKAS 16 and HKAS 17, as appropriate, shall be determined by reference to the legal form and status of the lease. Renewal of a lease is assumed only when the lessee has a renewal option and it is reasonably certain at the inception of the lease that the lessee will exercise the option. Options for extending the lease term that are not at the discretion of the lessee shall not be taken into account by the lessee in determining the lease term.

The effects of the above changes are summarised in note 2(iv) to the unaudited condensed consolidated financial statements. The change has been adopted retrospectively from the earliest period presented and comparative amounts have been restated.

(ii) Prior to 1 January 2005, investments of the Group were classified into long term investments and short term investments, which were stated at their fair values.

Upon the adoption of HKAS 32 and 39, all long term investments and short term investments held as at 31 December 2004 were redesignated into available-for-sale investments and investments at fair value through profit or loss on 1 January 2005, respectively. There is no effect on remeasurement, as the accounting policy on measurement of the investments as at 31 December 2004 was the same as that for the available-for-sale investments and investments at fair value through profit or loss.

(iii) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment properties were credited to the investment property revaluation reserve while decreases in the valuation of investment properties were first set off against the surplus of the investment property revaluation reserve and thereafter charged to the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of investment properties are to be recognised in the profit and loss account.

The effects of the above changes are summarised in note 2(iv) to the unaudited condensed consolidated financial statements. The change has been adopted retrospectively from the earliest period presented and comparative amounts have been restated.

(iv) Following the adoption of the HKFRSs, the opening balances of the following accounts were adjusted retrospectively. The details of the prior period adjustments and opening adjustments are summarised as follows:

(a) Effect on profit after tax for the six months ended 30 June 2005 and 2004

	Six months ended 30 June 2005 HKAS 17 HK$'000	2004 HKAS 17 HK$'000
Increase in depreciation and decrease in profit (note 2(i))	(700)	(700)

(b) Effect on opening balance of total equity as at 1 January 2005 and 1 January 2004

Increase/(decrease)	Notes	1 January 2005 HKAS 17 HK$'000	HKAS 40 HK$'000	Total HK$'000	1 January 2004 HKAS 17 HK$'000	HKAS 40 HK$'000	Total HK$'000
Investment property revaluation reserve	2(iii)	—	(33,854)	(33,854)	—	(31,766)	(31,766)
Retained profits	2(i)&(iii)	(2,029)	33,854	31,825	(629)	31,766	31,137
Total effect		(2,029)	—	(2,029)	(629)	—	(629)

3. **Turnover**

Turnover represents the net invoiced value of goods sold, after allowances for returns, trade discounts and value-added tax; commission on securities and commodities broking and rental income earned during the period.

Revenue from the following activities has been included in turnover:

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Sales of goods	2,543,959	4,221,046
Commission on securities and commodities broking	13,627	21,629
Gross rental income	3,795	3,459
	2,561,381	4,246,134

4. **Segment Information**

An analysis of the Group's revenue and results for the period by business segments are as follows:

	Manufacture and retail of jewellery 2005 HK$'000	2004 HK$'000 (Restated)	Wholesale of precious metals 2005 HK$'000	2004 HK$'000 (Restated)	Other business (include securities broking) 2005 HK$'000	2004 HK$'000 (Restated)	Eliminations 2005 HK$'000	2004 HK$'000 (Restated)	Consolidated 2005 HK$'000	2004 HK$'000 (Restated)
					Six months ended 30 June					
Segment revenue:										
Sales to external customers	1,166,026	1,063,950	[illegible]	3,022,859	48,527	159,325	—	—	2,561,381	4,246,134
Intersegment sales	70,779	71,020	99,736	112,553	639	476	(171,154)	(191,049)	—	—
Other revenue from external sources	5,936	4,777	—	57	12,107	11,663	—	—	[illegible]	19,071
Intersegment other revenue	1,764	1,912	—	—	51	54	(1,815)	(1,966)	—	—
Total	1,244,502	1,151,659	1,435,564	3,135,275	61,316	171,518	(172,969)	(193,646)	2,579,514	4,265,207
Segment results	55,883	77,456	2,613	4,787	4,927	11,484	—	—	67,643	93,648
Interest income									2,250	1,194
Dividend income									3,067	12,654
Unallocated expenses									(4,005)	(4,026)
Profit from operating activities									68,955	103,470
Finance costs									(1,906)	(577)
Share of profits of associates									77	48
Profit before tax									67,126	102,941
Tax									(9,449)	(16,299)
Profit for the period									57,677	86,642

5. **Profit from Operating Activities**

Profit from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Depreciation	15,818	15,590
Amortisation of intangible assets	31	31
Operating lease rentals on land and buildings	61,265	46,956
Unrealised loss on revaluation of investments at fair value through profit or loss	663	1,803
Dividend income	(3,067)	(12,654)
Interest income	(4,837)	(4,262)
Gain on disposal of available-for-sale investments	(7,996)	(8,090)
Gain on disposal of investments at fair value through profit or loss	—	(120)

6. **Tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Group:		
Current — Hong Kong		
Charge for the period	7,761	12,933
Overprovision in prior years	—	(152)
Current — Elsewhere	1,890	1,836
Deferred	(202)	1,682
Total tax charge for the period	9,449	16,299

7. **Dividends**

	Six months ended 30 June 2005 HK$'000	2004 HK$'000
Interim — HK5.0 cents (2004: HK6.0 cents) per ordinary share	30,096	30,096
Special — Nil (2004: HK3.0 cents) per ordinary share	—	15,048
	30,096	45,144

8. **Earnings per Share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the period of HK$56,253,000 (2004: HK$85,235,000 as restated), and the weighted average of 601,920,000 (2004: 601,920,000 as restated) ordinary shares in issue during the period, as adjusted to reflect the bonus shares issued during the period (note 11).

Diluted earnings per share for the periods ended 30 June 2005 and 2004 have not been presented as no diluting events existed during these periods.